QRSciences Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

8 October 2007

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for 10 September 2007 to 3 October 2007, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

Exhibit Index on Page 2

dw 10/23

SEC file number 082-34852

...2

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 10 September 2007 to 3 October 2007.

Doc Date	**Headline**	**Pages**
09/10/2007	Change of Director's Interest Notice	2
09/12/2007	Change of Director's Interest Notice	2
09/12/2007	Change of Director's Interest Notice	2
09/12/2007	Change of Director's Interest Notice	2
09/17/2007	Change of Director's Interest Notice	2
09/28/2007	Annual Report to Shareholders	65
10/03/2007	Sprectrum Receives Breakthrough Order from US Government	2

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	17 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	30 August 2007
No. of securities held prior to change	Indirect - 258,750 Fully paid Ordinary shares. Direct - 1,474,167 Fully paid Ordinary shares. Direct - 166,667 $0.45 Options exp. 30/06/2012
Class	Fully Paid Ordinary
Number acquired	112,046 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct $29,412
No. of securities held after change	Indirect - 258,750 Fully paid Ordinary shares. Direct - 1,586,213 Fully paid Ordinary shares. Direct - 166,667 $0.45 Options exp. 30/06/2012

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Norman Shanks
Date of last notice	22 August 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	7 & 10 September 2007
No. of securities held prior to change Direct	 120,000 Ordinary Shares
Class	Fully Paid Ordinary Shares
Number acquired	91,497 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22,874.25

+ See chapter 19 for defined terms.

No. of securities held after change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	 120,000 Ordinary Shares. 91,497 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Raymond J Schoer
Date of last notice	17 August 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	7 & 10 September 2007
No. of securities held prior to change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Deferred Share Purchase Plan	 75,000 Ordinary Shares 100,000 Ordinary Shares
Class	Fully Paid Ordinary Shares
Number acquired	54,372 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13,593

+ See chapter 19 for defined terms.

No. of securities held after change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	 160,000 Ordinary Shares. 85,000 $0.45 Options exp. 30/06/2012 154,372 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert George Halverson
Date of last notice	17 August 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	16 August 2007
No. of securities held prior to change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Deferred Share Purchase Plan	 70,000 Ordinary Shares 42,000 $0.45 Options exp. 30/06/2012 100,000 Ordinary Shares
Class	Fully Paid Ordinary Shares
Number acquired	68,131 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17,032.75

+ See chapter 19 for defined terms.

No. of securities held after change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	 112,000 Ordinary Shares. 42,000 $0.45 Options exp. 30/06/2012 168,131 Ordinary Share
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	10 September 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	11 September 2007
No. of securities held prior to change	Indirect - 258,750 Fully paid Ordinary shares. Direct - 1,586,213 Fully paid Ordinary shares. Direct - 166,667 $0.45 Options exp. 30/06/2012
Class	Fully Paid Ordinary
Number acquired	105,373 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct $26,870.12
No. of securities held after change	Indirect - 258,750 Fully paid Ordinary shares. Direct - 1,691,586 Fully paid Ordinary shares. Direct - 166,667 $0.45 Options exp. 30/06/2012

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ANNUAL REPORT 2007

QRSciences

Holdings Limited
and Controlled Entities

QRSciences Holdings Limited
ABN 27 009 259 876

is incorporated in Western Australia

CORPORATE DIRECTORY

This annual report covers both QRSciences Holdings Limited as an individual entity and the controlled entities comprising QRSciences Security Pty Ltd, QRSciences Pty Ltd and its subsidiary QRSciences Co. (USA). The Company also owns a 27.4% minority interest in Spectrum San Diego Inc. The Group's functional presentation currency is AUD ($).

A description of the Group's operations and of its principal activities is included in the *Review of Operations* and activities on pages 8 to 10. *The Review of Operations* and *Director's Report* are not part of the financial report.

DIRECTORS

Mr Kevin Russeth
Mr Norman Shanks (Non- Executive)
Mr Joseph Paresi (Non- Executive)
Mr Robert Halverson (Non- Executive)
Mr Raymond Schoer (Non- Executive)

AUDITORS

Moore Stephens
Chartered Accountants
Level 3, 12 St George's Terrace
Perth Western Australia 6000
Telephone:+61 8 9225 5355
Facsimile: +61 8 9225 6181

CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Mr Darren Bromley

BANKERS

Commonwealth Bank of Australia Limited
150 St George's Terrace
Perth Western Australia 6000

REGISTERED OFFICE

8-10 Hamilton Street
Cannington Western Australia 6107
Telephone:+61 8 9358 5011
Facsimile: +61 8 9358 5022

SOLICITORS

Pullinger Readhead Lucas
Level 2, 50 Kings Park Road
West Perth Western Australia 6005
Telephone:+61 8 9320 4999
Facsimile: +61 8 9220 4900

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 2, 45 St George's Terrace
Perth Western Australia 6000
Telephone:+61 8 9323 2000
Facsimile: +61 8 93232033

STOCK EXCHANGE

Australian Stock Exchange
Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

WEBSITES

www.qrsciences.com

ASX CODE

QRS - Ordinary Shares
QRSNY.PK - U.S. ADR's

LETTER TO SHAREHOLDERS

Dear Shareholder

QRSciences Holdings Limited (QRSciences) continued to make progress during the 2007 financial year and has taken a number of positive steps with its proprietary technologies in explosive, narcotic and weapon detection systems, completed the acquisition of a rapidly growing and complementary security products distribution business, and increased its investment in Spectrum San Diego, Inc. (Spectrum), whose pioneering X-ray and backscatter technology is gaining increased acceptance in its target markets of personnel, baggage, cargo and vehicle screening.

Financial goals met

An important milestone for the Company was met when we reached the financial goals we set ourselves at the beginning of the year. Full year revenue of $14.3m fell within the guidance range first provided in July 2006, representing an increase of over 400% on FY06, and we experienced a strong finish to the financial year with record monthly revenue in each of May ($1.5m) and June ($1.85m). The increase in overall reported net loss for the year, to $10.7m, reflected the inclusion of one-off costs associated with the financing and acquisition of the distribution business, and other non-cash expenses.

Further progress with commercialisation of proprietary technologies

Over the course of FY07, we have broadened the range of applications for our proprietary technologies, and built on our existing strategic relationships, as well as establishing new ones. Specific events of note since the conclusion of FY06 include:

- The sale of additional QXR1000 baggage and package screening systems with product co-developer, Rapiscan Systems, a leader in the US checkpoint market.

- The first sale of a T3-02N narcotic screening system to the UK Government, following earlier collaboration with both HM Revenue & Customs and the Australian Customs Service.

- The sale of T3-03 stand alone Explosive Detection Systems to a government customer in the Middle East, through the sales and marketing alliance established with ST Electronics in September 2006, concentrating on several countries in the Asian region and parts of the Middle East.

- Deployment of the GE ShoeScanner product, incorporating QRSciences' technology, across US airports through the Clear® Registered Traveller program, that will generate a royalty stream to QRSciences.

- Research collaboration with King's College London, Merck, Sharp and Dohme and AstraZeneca to develop a QR-based analysis instrument for quality control and assurance applications across all stages of the pharmaceutical manufacturing and distribution chain.

Completion of the distribution business acquisition is helping to fuel overall growth

In February 2007, we concluded the purchase of the business and assets of QRSciences Security (formerly Baxall Australia), a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders (DVR) and related components. Since its establishment in March 2005, the business has grown rapidly and contributed revenue of over $12m in FY07. QRSciences Security represents a valuable addition to our operating base, based on:

- The rapid growth being experienced by the underlying Australian security products market, which is estimated to exceed $150m per annum.

- QRSciences Security's own strong growth trajectory, based on increasing domestic market share to 20% over the next three years through an expanded product range, organic growth on the east coast and the establishment of sales offices in Western Australia and South Australia, as well as New Zealand and Southern California.

- The complementary nature of the acquisition delivers an enhanced presence in the broader security market and, through its well-established sales and distribution capability in Australia and across the Southeast Asian region, the means to accelerate the uptake of QRSciences' own proprietary technologies.

Significant long term growth potential housed within 27.4%-owned Spectrum

Over the course of FY07, and in line with the agreement finalised in February 2006, we have progressively increased our holding in Spectrum to 27.4%. This completes the commitment made by QRSciences to acquire Spectrum's preferred stock through a combination of cash and scrip consideration at an agreed total value of US$2.6m. We continue to believe Spectrum is a highly attractive and logical investment for QRSciences, given the complementary nature of our product and technology offerings, as well as the common key relationships with US Government bodies and with target customers. We are actively reviewing the option we hold to acquire all of Spectrum's outstanding stock on or before 18 February 2009, and are very encouraged by Spectrum's progress with its proprietary products:

- CastScope - a portable device utilising Spectrum's low dose backscatter X-ray technology to screen casts, support braces, heavy bandages and prosthetic limbs, allowing quick and non-invasive identification of prohibited items or potential security threats. Spectrum is in the late stages of completing negotiation on a sole-source contract from the Transportation Security Administration (TSA) for the roll-out of the CastScope product, which includes warranty, service and training that will be executed over a period of up to five years. The award of this contract follows the successful completion of operational pilots at the Reno, San José, Tampa and Nashville airports earlier in 2007. We believe there is a material global market for the CastScope product, embracing both airport and non-airport applications.

- SentryScope™ - a unique patent-protected video surveillance system, using proprietary advanced linescan technology, which is capable of producing 90° panoramic digital video at over 250 times the resolution of ordinary surveillance cameras. Applications are large open areas requiring surveillance, such as casinos, prisons, city streets, immigration checkpoints, stadiums, military facilities and installations, transportation centres, critical infrastructure and other public areas or buildings.

- CarScan - a next generation ultra-low dose X-ray vehicle scanner, capable of detecting car bombs, hidden persons, drugs and other contraband. In August 2007, Spectrum announced the award by the US Government of a US$1.6m contract for the development of this device, which allows vehicles approaching a checkpoint or gate to drive slowly through the inspection system and enable screening without the driver or passengers leaving the vehicle.

Funding initiatives strengthen balance sheet

During FY07, and subsequent to year end, we have conducted a number of funding initiatives, including a Convertible Note issue and a non-renounceable rights issue. Collectively, these have provided the funding for the QRSciences Security acquisition and have significantly strengthened our balance sheet, which is now debt-free except for a receivables facility relating to the QRSciences Security business. Residual cash from the rights issue is being used for general working capital for ongoing operations. During the course of the year we have attracted growing interest from institutional investors who, through their participation in the recent funding initiatives, now hold over 40% of the Company's ordinary shares.

Strategic initiatives continue to be evaluated

QRSciences remains focused on creating shareholder value, and we continue to explore opportunities in the US that will help us achieve that goal. We are also currently reviewing proposals to restructure the business closer to our core global markets and upon completion of this review will provide an update to the market regarding any proposed restructure.

Carrying strong momentum into FY08

We continue to expect strong revenue growth in FY08. This positive outlook embraces a continuation of the strong growth being experienced by the QRSciences Security distribution business, as it increases market share in the rapidly growing Australian security products market, as well as increased revenue from proprietary technologies through product sales and licensing revenue and from our investments. We also expect to record a significantly improved net operating result over that of FY07.

The Board of QRSciences would like to thank you for your ongoing support in 2007, and we look forward to sharing with you the further progress anticipated in 2008.



Kevin Russeth

Executive Chairman

CORPORATE GOVERNANCE STATEMENT

Board of Directors and Corporate Governance

The Board of QRSciences Holdings Limited is responsible for ensuring the existence of an effective corporate governance environment to safeguard the interests of the Company and its shareholders. This statement outlines the main corporate governance practices that were in place during the year ended 30 June 2007.

Unless disclosed below, all the best practice recommendations of the ASX Corporate Governance Council have been applied for the entire financial year ended 30 June 2007.

Composition of the Board

The Board of Directors consists of an Executive Chairman and four Non-Executive Directors. The Company does not comply with ASX Corporate Governance Council best practice recommendation 2.2, and 2.4 as the Chairman is not an independent Director and the Board has not established a nomination committee for Board appointments. The Board does not consider that compliance with the recommendations is warranted given the size of the Company and its stage of development however this will be reviewed on an ongoing basis. The Board meets regularly and is responsible for providing strategic direction, identifying significant business risks, approving major investment proposals and acquisitions, establishing goals and monitoring the achievement of these goals.

Name	Role	Non-Executive	Independent
Mr Kevin Russeth	Executive Chairman	No	No
Mr Norman Shanks	Non-Executive Director	Yes	Yes
Mr Joseph Paresi	Non-Executive Director	Yes	Yes
Mr Robert Halverson	Non-Executive Director	Yes	Yes
Mr Raymond Schoer	Non-Executive Director	Yes	Yes

Nomination Committee

The Company has not assigned a Nomination Committee. The full Board is responsible for establishing criteria for Board membership, reviewing Board membership and nominating Directors for appointment to the Board. Candidates are initially appointed by the Board and must stand for election at the next general meeting of shareholders.

Directors are selected on the basis of qualification, skills and experience, and are subject to retirement by rotation in accordance with the Company's constitution.

Independent Professional Advice

Directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as Directors. Approval must be obtained from the chairman prior to incurring any such expense on behalf of the Company.

Identifying and Managing Business Risks

The Board regularly monitors the operational and financial performance of the Company and economic entity, and also reviews and (where necessary) receives independent external advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all identified risks of the business.

Trading Policy

The Company's policy regarding Directors and employees trading in its securities is set by the Board. The policy restricts Directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities' prices.

Audit Committee

The Audit Committee is responsible for the nomination of the external auditors, and for reviewing the adequacy of existing external audit arrangements, including the scope and quality of the audit. The members of the Audit Committee are Mr R Schoer, Mr R Halverson and Mr D Bromley.

Remuneration

The Remuneration Committee of the Board is responsible for reviewing and approving the remuneration packages, if any, and policies applicable to the Directors and the Executive Chairman. This responsibility extends to share option schemes and incentive performance packages.

Executives and staff are also entitled to participate in the employee share and option arrangements.

The amount of remuneration for all Directors and other key management personnel including all monetary and non-monetary components, are detailed in the *Remuneration Report.* All remuneration paid to key management personnel is valued at the cost to the Company and expensed. Shares given to key management personnel are valued as the difference between the market price on the date of issue and the amount paid by the key management personnel. Options are valued using the Black-Scholes methodology.

The Board has a remuneration structure that will result in the Company attracting and retaining the best people to run the business. As part of this strategy it will also provide Executives with the necessary incentives to work to grow long term shareholder value. The policy complies with the four key principles of IFSA Guidance Note 02-16.

Ethical Standards

All Directors are expected to act with the utmost integrity and objectivity in the performance of their duties, striving at all times to enhance the reputation and performance of the Company.

THE ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the Company's state of affairs. Information is communicated to shareholders as follows:

- The annual report is distributed to all shareholders. The Board ensures that the annual report includes relevant information about the operations of the Company during the year, changes in the state of affairs of the Company and details of future developments, in addition to the other disclosures required by the Corporations Law.

- Half-year financial statements prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and subject to an audit review are lodged with the Australian Securities and Investments Commission and Australian Stock Exchange Limited.

- Proposed major changes in the Company which may impact on share ownership rights are submitted to a vote of shareholders.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Company's strategy and goals. Important issues are presented to the shareholders as resolutions.

The shareholders are responsible for voting on the appointment of Directors.

DIRECTOR'S REPORT

Your Directors present their report on the Company and its controlled entities for the financial year ended 30 June 2007.

Directors

The names of Directors in office at any time during or since the end of the year are:

Mr Kevin Russeth (Executive Chairman)	
Mr Norman Shanks	
Mr Joseph Paresi	
Mr Robert Halverson	(Appointed 19 August 2006)
Mr Raymond Schoer	(Appointed 11 September 2006)
Mr Simon Peter Bedford	(Resigned 2 March 2007)
Mr Gary Bruce Pennefather	(Resigned 14 August 2006)
Dr Timothy Rayner	(Resigned 14 August 2006)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Company Secretary / Chief Financial Officer

Mr Darren Bromley was appointed Company Secretary / Chief Financial Officer in June 2005.

Mr Bromley B.Bus (Fin) M.Bus (e-Com) has over 17 years of extensive business experience and has a varied background in business finance, accounting and administration.

He has considerable experience in both private and publicly listed companies in the areas of corporate governance, operational and financial management.

Review of Operations and Principal Activities

The Company's focus is on investment, development, commercialisation and sale of security related technologies and products. The Company's proprietary technologies include patented magnetic sensing technology used to detect explosives, narcotics, weapons and other contraband.

During the year QRSciences acquired the business and selected assets of Baxall (Australia) Pty Ltd subsequently renaming it QRSciences Security Pty Ltd. The Company is a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders (DVR) and related components. Since its establishment in March 2005, the business has grown rapidly, reflecting the strong growth being experienced by the Australian security products market. The business provides QRSciences with a significantly enhanced presence in the broader security market and, through its well-established sales and distribution capability in Australia and across the Southeast Asian region, the means to accelerate the uptake of QRSciences' own proprietary technologies.

QRSciences has increased its holding in Spectrum San Diego, Inc. (Spectrum), to 27.4%. This completes the commitment made by QRSciences under that agreement to acquire up to 27.4% of Spectrum via the purchase of preferred stock, through a combination of cash and scrip consideration at an agreed total value of US$2.6M. In addition, under the February 2006 agreement, QRSciences has an option to acquire all of Spectrum's outstanding stock on or before 18 February 2009, with the consideration to be satisfied by cash or an equal mix of cash and scrip. Spectrum, based in San Diego, California, specialises in electronic imaging systems and instrumentation. Spectrum is a pioneer in the development of low dose X-ray and backscatter technology which is rapidly gaining acceptance throughout the world for personnel, baggage, cargo and vehicle screening.

There has been no significant change in the nature of the economic entity's principal activities during the period.

Operating Results

The consolidated operating loss of the economic entity after eliminating outside equity interests amounted to $10.736 million (2006: $6.790 million).

Dividends

The Company has not paid a dividend since incorporation and no provision for dividend has been made in these accounts.

Company Overview

The Company's objectives and an overview of the Company's performance during the reporting period are discussed in the *Letter to Shareholders* on pages 4 to 5.

Review of Operations

Operating Results for the Period

The operating revenue of the economic entity comprising the Company and controlled entities increased by 435% to $14.274 million. The operating loss after tax and eliminating outside equity interests amounted to $10.736 million (2006 operating loss after tax $6.79 million).

As at 30 June 2007 the economic entity had borrowings of $6.322 million.

Shareholder Returns

No dividends were declared or paid during the reporting period, as the retained loss of the Company at the end of the period was $29.955 million.

Investments for Future Performance

The Directors continue to invest considerable time and effort into the Company's direction as outlined in the *Director's Report*.

Review of Financial Condition

Financial Position

The net assets of the economic entity have decreased by $2.653 million from 30 June 2006 to $28.992 million in 2007 with cash reserves of approximately $0.67 million. The carrying value of the Company's Intellectual Property (IP) has decreased from $39.8 million to $33.9 million, reflecting $0.856 million amortisation of the IP and a renegotiation with BTG International in relation to the payment structure under the contract executed in 2006 to purchase the remainder of the BTG patent portfolio.

At balance date the Company carried interest-bearing debt of $6.322 million, represented mostly by Convertible Notes issued to US-based institutional investors and an accounts receivable facility with National Australia Bank in the amount of $0.806 million.

Subsequent to year end the Convertible Notes have been retired in full through a combination of conversion and repayment via the proceeds of a post balance date rights issue.

The $0.645 million current liability and the $5.888 million non-current liability carried on the Balance Sheet relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio calculated as a NPV and payable over the next 12 years.

During the year QRSciences acquired the business of Baxall Australia Pty Ltd via its newly incorporated subsidiary QRSciences Security Pty Ltd and completed its acquisition of a 27.4% interest in Spectrum San Diego Incorporated. The Spectrum investment was settled through a combination of payments in cash and shares. QRSciences has equity accounted a $0.162 million loss for its interest in Spectrum.

Capital Structure and Treasury Policy

At 30 June 2007 the capital of the Company comprises 50,397,580 fully paid ordinary shares.

Pursuant to resolutions passed by members of the Company at General Meetings and resolutions passed by the Board of Directors the Company issued the following capital during the year:

	Ordinary Shares	Options	Preference B Shares
As at 30 June 2006	323,744,665	-	23,686,248
Reconstruction 1:10	(291,369,913)	-	
Issues of shares	18,022,828	-	-
Net Issues / expiry of options	-	16,173,962	-
Share Buy Back	-	-	-
Conversion of Pref B Shares	-	-	(23,686,248)
As at 30 June 2007	50,397,580	16,173,962	-

The Company's treasury policies are:

- All borrowings are in Australian currency and, wherever possible, fixed interest rate borrowings for a limited period.
- There is no material exposure to foreign currencies or exchange risks, and no hedges or derivatives.
- At 30 June 2007, borrowings represented approximately 14.03% of the gross assets of the consolidated entity (June 2006: Nil %). As mentioned in the *After Balance Date Events*, these borrowings have since been retired in full.
- An increase of 1% in interest rates, on the basis of the net assets and total borrowings of the economic entity at 30 June 2007, would increase operating loss by approximately nil% (based on the operating loss for the period).

Resources of the Company

The Company does not have any resources or assets (such as brands, trademarks, patents or intangible assets, or special employee skills) which are not reflected in the balance sheet.

Corporate Governance

The Company's *Corporate Governance Statement* is set out on pages 6 and 7.

Statement of Compliance

In preparing this *Review of Operations and Principal Activities*, the Company's Directors have followed the principles set out in the Guidance Note on the review of operations and activities, under listing rule 4.10, issued by Australian Stock Exchange Limited on 1 September 1999.

PRELIMINARY FINAL REPORT

The Company's Preliminary Final Report (Appendix 4E) for the year ended 30 June 2007 was lodged with Australian Stock Exchange Limited on 30 August 2007. There are no material differences between the information in the Company's Preliminary Final Report and the financial statements and notes contained in this report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Distribution Rights to SentryScope

On 4 July 2006 the Company completed an agreement with Spectrum to sell and distribute the SentryScopeTM video surveillance system. Under the agreement, QRSciences is the exclusive distributor of SentryScopeTM equipment in Australia, New Zealand, Japan, Taiwan and India. In addition, QRSciences acquired non-exclusive rights to sell and distribute the equipment to the US Federal Government, including key customers at the US Department of Defence and Department of Homeland Security.

Move to Majority Non-Executive Board

In a series of steps, QRSciences realised previously announced plans to move to a majority non-executive Board. On 14 August 2006 former executives, Mr Gary Pennefather and Dr Timothy Rayner, retired as Directors. On 21 August 2006 the Company appointed Mr Robert Halverson and, on 11 September 2006, Mr Raymond Schoer as Non-Executive Directors. Between them, Mr Halverson and Mr Schoer bring considerable experience

in the areas of government, international relations, business and corporate governance. On 2 March 2007 Mr Simon Bedford retired as Director, but has remained as a full time executive of the company as Vice President, Business Development.

Alliance with Singapore Technologies Electronics

On 4 September 2006, the Company announced that after completing a successful working trial with the Singaporean Immigration and Checkpoint Authority, Singapore Technologies Electronics (ST Electronics) had commenced sales and marketing of QRSciences' explosive detection technology in several countries in the Asian region and parts of the Middle East. ST Electronics, a wholly owned subsidiary of Singapore Technologies Engineering, is marketing the QRSciences-developed T3-03 Explosive Detection System.

Collaboration to Develop Pharmaceutical Quality Control and Assurance Solution

On 6 September 2006, QRSciences announced that it had entered into an agreement with AstraZeneca, Merck, Sharp and Dohme and King's College London to develop a QR-based pharmaceutical analysis instrument. QR can be used in the quantification of pharmaceuticals and the identification of polymorphs, as well as detection, analysis and quality control of pharmaceuticals at all stages of the manufacturing and distribution chain. The two main objectives of the collaborative project are to develop a prototype pulsed radio frequency QR spectrometer suitable for use in pharmaceutical analysis, and to extend the range of substances that can be detected by focusing on higher frequencies.

CastScope Trials in US

On 15 November 2006 QRSciences reported encouraging sales progress by Spectrum with its prosthetic and cast scanner, CastScope.,which was developed through funding from the US Transportation Security Administration (TSA). CastScope utilises backscatter X-ray technology to detect security threats in casts, bandages and artificial limbs. A cornerstone application for CastScope is the screening of airline passengers, where it offers a faster, less invasive and more effective solution than existing procedures. Following the delivery of prototype units and testing in the US during 2006, airport pilot programs commenced in early 2007.

Approval of Clear® as a Registered Traveller Service Provider

On 20 December 2006, QRSciences reported that the Transportation Security Administration (TSA), the agency of the US Government responsible for the nation's transportation security, had approved Clear® as a Registered Traveller Service Provider for roll-out to the nation's airports. QRSciences' QR technology is an important component of the Clear® registered traveller kiosk through GE Security's (GE) ShoeScanner product. In 2006 QRSciences established a cross-licence agreement with GE Security under which QRSciences receives royalty payments on sales of all GE QR products including the GE ShoeScanner.

First Sale in Middle East Through Alliance with Singapore Technologies

On 3 January 2007, QRSciences announced it had sold two T3-03 stand alone Explosive Detection System units to the United Arab Emirates (UAE) Government. The sale was coordinated by Singapore Technologies Electronics (ST Electronics), and was the first transaction struck under the sales and marketing alliance with ST Electronics which was announced in September 2006 and which is concentrating on several countries in the Asian region and parts of the Middle East.

First Sale and Operational Trial of Narcotics Screening System

On 9 January 2007, QRSciences announced the first sale of its T3-02 screening system, developed to detect illicit narcotics, to the United Kingdom Government. This followed collaboration with HM Revenue & Customs and the Australian Customs Service as announced to the market in June 2006. *HM Revenue & Customs fielded the system at an undisclosed customs inspection location in the United Kingdom in February 2007. The T3-*02 narcotics detection system, like QRSciences' T3-03 explosives screening system, incorporates the company's proprietary Quadrupole Resonance (QR) technology. A number of illegal narcotics, including heroin, cocaine and methamphetamine, have molecular characteristics that facilitate their detection by QR technology.

Further Sales of QXR1000 Baggage Screening System to US Government

On 24 January 2007, QRSciences announced that it had been notified that Rapiscan Systems had received a follow on order for two additional QXR1000 units from the US Federal Government. The QXR1000 product was jointly developed by QRSciences and Rapiscan and funded in part by the US Department of Homeland Security's Technical Support Working Group. The product combines QRSciences' C3-03 Quadrupole Resonance (QR) subsystems technology with Rapiscan's 520B Threat Image Projection X-ray unit. The combined device provides comprehensive explosive and non-explosive threat detection for applications including baggage and package screening at airport checkpoints, public transportation facilities, high security buildings, military bases and other critical infrastructure.

UK Department for Transport to Trial CastScope

On 30 January 2007, QRSciences confirmed that Spectrum was working with the UK Department for Transport to supply a CastScope screening system for laboratory and airport trials. These trials occurred in phases during the first half of calendar 2007. The trial with the Department for Transport follows on from successful testing of prototype units in the US during 2006. The laboratory trial evaluates CastScope's performance prior to an operational trial that will assess its usability in screening passengers at UK airports. The UK has historically been a gateway into the broader European Union security market.

Commencement of Operational Pilot Programs In US for CastScope

On 26 April 2007, QRSciences announced that Spectrum had reached a significant milestone with the commencement of operational pilot programs in the US for CastScope, its prosthetic and cast scanner product. Operational pilots have now been completed at each of the Reno, Tampa, Nashville and San José airports.

TSA Enters Sole Source Contract Negotiations with Spectrum for CastScope

On 26 May 2007, QRSciences reported that Spectrum had entered into sole source contract negotiations with the Transportation Security Administration (TSA) for the manufacture, deployment and maintenance of the CastScope screening system at US airports. Roll-out of CastScope is expected to be formalised in the first quarter of FY08.

QR Technology Extended to Cargo Screening Application

On 22 May 2007, QRSciences announced the extension of its QR technology to a cargo screening application. The Company is working with the Department of Transport and Regional Services (DOTARS) in a trial of the QXR1000 explosives screening system as part of an Australian government program to further strengthen the security of domestic and international air cargo.

AFTER BALANCE DATE EVENTS

Spectrum Awarded US Government contract for CarScan vehicle screener development

On 20 August 2007 QRSciences advised that Spectrum had been awarded a US$1.6 million contract by the US Government for the development of a next generation ultra low dose X-ray vehicle scanner, capable of detecting car bombs, hidden persons, drugs and other contraband. The new device, branded CarScan, allows vehicles approaching a checkpoint or gate to drive slowly through the inspection system and enable screening without the driver or passengers leaving the vehicle. Phase I of this contract will be a laboratory feasibility study lasting nine months, followed by an optional Phase II that will involve the construction and field testing of a prototype of the technology.

Negotiations with TSA for supply of CastScope

Further to the announcement dated 16 May 2007, QRSciences advised on 20 August 2007 that Spectrum is in the process of finalising a sole source contract with the Transportation Security Administration (TSA) for the supply of its CastScope screening system at US airports. The device has successfully completed pilot programs at airports in Reno, San José, Tampa and Nashville. Spectrum is pleased with its progress with TSA and expects to finalise an order for CastScope shortly.

Order from Beijing Municipal Public Security Department

In July 2007 QRSciences received an order from the Beijing municipal public security department for a T3-03 QR subsystem. This builds on an earlier contract with the China Institute of Atomic Energy (CIAE) associated with the evaluation of screening systems for the Olympics in Beijing in 2008.

GE Deployment of ShoeScanner

GE Security is deploying its ShoeScanner product through the Clear® program, which is part of the Registered Traveller initiative being launched at airports across the US. Clear® is now operating a Registered Traveler program at eleven airports. GE Security licences core IP from QRSciences that is used in the ShoeScanner device and pays a royalty to QRSciences on this product.

Rights Issue

On 22 August 2007, QRSciences announced that it had successfully completed the non-renounceable rights issue conducted in accordance with the prospectus issued on 27 June 2007, raising approximately $6.34 million. 21,134,373 New Shares were allotted on 14 August 2007 at an issue price of $0.30 per share, together with one free attaching option exercisable at $0.45 on or before 30 June 2012. All of the Australian Directors participated in the Company's Rights Issue, along with shareholders and institutional investors from the US and UK. The rights issue proceeds have been applied to the repayment of Convertible Notes issued to Platinum and Vision. Combined with Vision's partial conversion of its note holding, this retires the Convertible Notes in their entirety. Residual funds from the rights issue will strengthen QRSciences' balance sheet and provide general working

capital to fund ongoing operations. After completion of the Rights Issue approximately 44% of the Company's ordinary shares are held institutionally and approximately 7.5% are owned by staff and management.

FUTURE DEVELOPMENTS

The likely developments in the operations of the economic entity are dealt with in the above note and *Letter to Shareholders.*

INFORMATION ON DIRECTORS

Mr Kevin Russeth

Mr Russeth joined QRSciences in 2002 as CEO and Chairman of the Board of Directors. He is also sole Director of wholly owned subsidiaries QRSciences Pty Ltd, QRSciences Security Pty Ltd and QRSciences Corporation and is QRSciences Corporation's representative as a Non-Executive Director on the Board of Directors of Spectrum San Diego Inc.

Day to day he is responsible for management, oversight and the strategic direction of the business.

Mr Russeth commenced his business career with Electronic Data Systems in Dallas, Texas and is a graduate of their Systems Engineer Development (SED) Program. In 1985 Mr Russeth joined EF Hutton & Co (later acquired by Shearson Lehman Brothers) spending 11 years with global investment banks, including Shearson Lehman Brothers, Merrill Lynch, and most recently with Smith Barney as Vice President. Mr Russeth held NASD Series 7, 9 and 10 licences until 2002 when he left Smith Barney.

He has had substantial experience in the public and private capital markets in both Australia and the United States and has been involved in a variety of complex domestic and international business transactions.

Mr Russeth completed his undergraduate study at Gustavus Adolphus in St. Peter, Minnesota graduating with honours and a degree in Business Administration. He was accepted into the MBA program at Boston College School of Management, Chestnut Hill, Massachusetts in April 1985.

Mr Norman Shanks

Mr Shanks is a Fellow of the Security Institute and his distinguished career includes Airport Security Manager for Heathrow Airport from 1986-1991, where he was responsible for planning and developing the airport security policies, operational and training procedures.

He was appointed Head of Group Security for BAA Plc (operators of several major UK Airports including Heathrow and Gatwick) from 1991-1996 where he guided the BAA Research and Development efforts assessing technologies for enhancing aviation security, during which period he pioneered the smart automated 100% integrated checked baggage screening concept variations which have become the standard for many international airports around the world.

He is recognised as one of the world's foremost experts in aviation security with more than 30 years operational and management experience in civil aviation.

He is currently a member of ACI - Europe Aviation Security Committee, ACI World Level Aviation Security Standing Committee, ACI World Level Security Committee Liaison to ACI Cargo Sub Committee, Subject Matter Expert for the International Civil Aviation Organization (ICAO) on technical mission requests from member states and a member TIACA (The International Air Cargo Association).

Mr Joseph Paresi

Mr. Paresi is currently Senior Vice President of Sales and Marketing for L-1 Identity Solutions (ID:NYSE). Before that Mr Paresi was President of L3 Security & Detection Systems, a leading supplier of X-ray security screening systems and metal detectors. He was also Corporate Vice President of Product Development for L3 Communications Corporation from 1997 to 2005. Mr Paresi was responsible for developing several advanced airport security systems including the eXaminer 3DX 6000 which is used in more than 600 airports and secure facilities throughout the United States and world-wide. In addition to the eXaminer product range Mr Paresi had responsibility for 18,000 systems that L3 has deployed globally. Under the leadership and stewardship *of Mr Paresi, L3's Security business grew from zero to US$400 million dollars over a 5 year period.*

Mr Paresi holds advanced degrees in Electrical Engineering and Finance and is a graduate of the US Army Defence Systems Management School. From 1996-1997, he worked for Lockheed Martin Corporation as the Director of Technology in the US$8 billion Command, Control, Communications, Computer, Intelligence, Surveillance, and Reconnaissance (C4ISR) sector. From 1978-1995, Mr Paresi was the Director of Technology for US$6 billion Loral Corporation where he held positions in Program Management, Business Development and Design Engineering.

Mr Robert Halverson

Mr Halverson joined the QRSciences Board on 21 August 2006. He has had a long and distinguished career in the service of Australia, firstly with the Royal Australian Air Force, then as a member of the Australian Federal Parliament and as Speaker of the House of Representatives, more recently in the Department of Foreign Affairs and Trade as Australian Ambassador to Ireland and the Holy See.

Mr Halverson brings with him considerable experience in the areas of government, international relations and finance, which complements existing Board expertise in aviation and homeland security. He worked at Robertson Thompson Partners, stockbrokers, as a financial adviser, completing the Securities Institute of Australia course in 1984.

Mr Raymond Schoer

Mr Schoer Joined the QRSciences Board on 11 September 2006 and has a long and distinguished business career. After holding senior positions in several government departments, including the Australian Treasury, he was appointed Chief Executive Officer of the National Companies and Securities Commission (NCSC), the forerunner to ASIC in 1980, and oversaw the first 10 years of this regulatory body's operation.

From 1990 he was National Director of the Australian Stock Exchange, serving on numerous government, international and stock exchange committees. He resigned from this position in 1995 to become Principal of his own consulting business, Schoer Consulting Pty Limited, which provides a wide range of consulting services,to organisations such as the World Bank, the Asian Development Bank and the Australian Agency for International Development.

Mr Schoer is currently Chairman of Sydney Gas, Australia Pacific Exchange, Rabinov Diversified Property Trust and Zelos Resources NL. In November 2005, he retired as Chairman of IOOF Holdings, following an 11 year association with the IOOF group in a Non-Executive capacity.

Mr Schoer brings to the QRS Board considerable business and corporate governance experience, which complements existing Board strengths and which will prove invaluable as the Company progressively commercialises its core technologies.

DIRECTORSHIPS HELD OVER THE LAST 3 YEARS

Mr Raymond Schoer

Mr Schoer is currently Chairman of Australia Pacific Exchange Ltd, ANZ Rabinov Diversified Property Trust Ltd and ANZ Rabinov Property Management Ltd. His other Directorships include Pluton Resources Ltd, Ferngrove Vineyards Ltd and Gujaret NRE Resources NL. He was previously Chairman of Sydney Gas Ltd, Zelos Resources NL, and eStar Online Trading Ltd. Director of IOOF Holdings Ltd from 1994-2002 and Group Chairman from 2002-2005, Chairman of IOOF Funds Management Ltd from 1999-2005 and a Director of Tambour Group Ltd from 2003-2006.

INTEREST IN SHARES AND OPTIONS AT THE DATE OF THIS REPORT

Name of Director	Class of Share	Interest in Shares and Options 30 June 2007	Interest in Shares and Options at Date of this Report
Mr Kevin Russeth	Ordinary Shares	1,566,250	1,950,336
	$0.45 Options exp. 30/06/2012	-	166,667
Mr Norman Shanks	Ordinary Shares	120,000	211,497
	$0.45 Options exp. 30/06/2012	-	-
Mr Joseph Paresi	Ordinary Shares	-	-
	$0.45 Options exp. 30/06/2012	-	-
Mr Robert Halverson	Ordinary Shares	170,000	280,313
	$0.45 Options exp. 30/06/2012	-	42,000
Mr Ray Schoer	Ordinary Shares	175,000	314,372
	$0.45 Options exp. 30/06/2012	-	85,000

REMUNERATION REPORT

This report details the nature and amount of remuneration for each Director of QRSciences Holdings Limited and other key management personnel.

The Board of QRSciences Holdings Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best Executives and Directors to run and manage the economic entity, as well as create goal congruence between Directors, Executives and shareholders.

The Board's policy for determining the nature and amount of remuneration for Board members and senior Executives of the economic entity is as follows:

- The remuneration policy, setting the terms and conditions for the Executive Directors and other senior Executives, is being approved by the Board. The Board has sought professional advice from independent external consultants.
- All Executives receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, shares, options and performance incentives.
- The Board reviews Executive packages annually by reference to the economic entity's performance, Executive performance and comparable information from industry sectors and other listed companies in similar industries.

Executives are also entitled to participate in the employee share and option arrangements as well as the QRSciences Employee Incentive Share Plan whereby Executives may salary sacrifice their remuneration to purchase QRSciences Holdings Limited shares (ASX:QRS).

The Executive Directors and Executives receive a superannuation guarantee contribution required by the Australian government of the greater of 7% of base salary, or 9% up to the maximum earnings base, and do not receive any other retirement benefits. Some individuals have chosen to sacrifice part of their salary to increase payments towards superannuation.

Remuneration Committee

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Executive Directors and the senior management team.

The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to the relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and key management team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors' and key management Personnel emoluments to the Company's financial and operational performance. All Directors and key management have the opportunity to qualify for participation in the Employee Share Option Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow and share price growth performance.

In addition, all Directors and key management may be entitled to annual bonuses payable upon the achievement of annual milestones and/or profitability measures set by the Remuneration Committee.

The Remuneration Committee is represented by:

Mr Norman Shanks (Non-Executive Director)

Mr Joseph Paresi (Non-Executive Director)

PERFORMANCE-BASED REMUNERATION

As part of each Executive Director and Executives remuneration package the Company identifies a performance-based component, consisting of key performance indicators (KPIs). The intention of this program is to more closely align the goals of Directors/Executives with that of the business and shareholders. The KPIs are set annually. The measures are specifically tailored to the areas that each Executive is involved in and has a level of control over. The KPIs target areas the Board believes hold greater potential for group expansion and profit, covering financial and non-financial as well as short and long term goals.

COMPANY PERFORMANCE, SHAREHOLDER WEALTH AND DIRECTORS' AND EXECUTIVES' REMUNERATION

The Company continues to achieve its goals and has made considerable commercial progress over the last year.

The remuneration policy is tailored to motivate Directors, management and employees. The issue of shares and options to the majority of Directors and Executives encourage the alignment of personal and shareholder interests.

	2004	2005	2006	2007
	$000	$000	$000	$000
Revenue	612	2,257	2,667	14,274
Net Profit (Loss)	(4,200)	(6,109)	(6,790)	(10,736)
Share Price at Year-end ($)	1.40	0.81	0.54	0.335

Details of Remuneration for year ended 30 June 2007

	Salary, Fees and Commissions	Incentive Share Plan Salary Sacrifice	Super-annuation Contribution	Cash Bonus	Non-cash Benefits	Shares / Options	Total	Performance Related
	$	$	$	$	$	$	$	%
Directors								
K Russeth	283,615	56,000	42,385	70,982	20,978	*640,001	1,113,961	8.10%
G Pennefather	74,644	-	42,385	-	-	*63,960	180,989	-
S Bedford	215,703	-	7,068	-	9,322	*128,002	360,094	-
T Rayner	99,087	-	3,794	-	3,794	**12,600	119,275	-
N Shanks	43,333	8,667	-	-	-	-	52,000	-
J Paresi	47,114	-	-	-	-	-	47,114	-
R Schoer	-	41,600	-	-	-	-	41,600	-
R Halverson	-	44,877	-	-	-	-	44,877	-
	763,496	151,144	95,632	70,982	34,094	844,562	1,959,911	
Other Key Management Personnel								
R Stokes	180,000	-	-	163,934	-	-	343,934	47.7%
D Bromley	135,600	-	51,041	-	-	***46,668	233,309	-
	315,600	-	51,041	163,934	-	46,668	577,243	

There are no other employees who are considered to be key management personnel as defined by AASB 124.

At the QRSciences Holdings Limited Shareholder Meeting held on 26 November 2004 shareholders approved and adopted the Company Employee Share Plan. The Shares / Options component of the remuneration indicated above represent the issue of these shares.

This share price reflects the value of the remuneration for the shares as it is the date that the resolution was carried.

* On 26 November 2004, the ordinary share price quoted on the ASX closed at $0.24 (post-consolidation $2.40).

** On 22 November 2005, the ordinary share price quoted on the ASX closed at $0.096 (post-consolidation $0.96).

*** Represents the issue of shares on 21 January 2005, when the ordinary share price quoted on the ASX closed at $0.20 (post-consolidation $2.00).

On 1 July 2007, the third tranche of shares vested to directors and specified officers. . This table is more indicative of the real value of the shares granted and remuneration paid to the executive team. On this day the ordinary share price quoted on the ASX was $0.335. The value of the vesting shares on that day is represented in the following table:

2007	Shares Number	Share Price at 1 July 2007	Value of Shares at 1 July 2007	Effective Total Remuneration 1 July 2007
Directors		$	$	$
K Russeth	266,667	0.335	89,333	563,293
G Pennefather	26,650	0.335	8,928	125,957
S Bedford	53,334	0.335	17,867	249,959
T Rayner	13,125	0.335	4,397	110,072
Other Key Management Personnel				
D Bromley	23,334	0.335	7,817	194,458

Details of Remuneration for year ended 30 June 2006

	Salary, Fees and Commissions	Super-annuation Contribution	Cash Bonus	Non-cash Benefits	Shares / Options	Total	Performance Related
	$	$	$	$	$	$	%
Directors							
K Russeth	262,917	40,560	68,662	11,803	*640,000	1,023,942	6.7%
G Pennefather	189,210	40,560	30,000	-	*128,000	387,770	7.7%
S Bedford	255,657	-	45,510	11,660	*128,000	440,827	10.3%
T Rayner	229,656	-	-	10,255	24,000	263,911	-
N Shanks	40,515	-	-	-	-	40,515	-
J Paresi	39,676	-	-	-	-	39,676	-
	1,017,630	81,120	144,172	33,718	920,000	2,196,641	
Other Key Management Personnel							
D Bromley	111,081	40,560	35,000	-	**46,667	233,308	15.0%

There are no other employees who are considered to be key management personnel as defined by AASB 124.

At the QRSciences Holdings Limited shareholder meeting held on 26 November 2004 shareholders approved and adopted the Company Employee Share Plan. The Shares / Options component of the remuneration indicated above represent the issue of these shares.

This share price reflects the value of the remuneration for the shares as it is the date that the resolution was carried.

* On 26 November 2004, the ordinary share price quoted on the ASX closed at $0.24 (post-consolidation $2.40).

** Represents the issue of shares on 21 January 2005, when the ordinary share price quoted on the ASX closed at $0.20 (post-consolidation $2.00).

On 1 July 2006, the second tranche of shares vested to directors and specified officers. . This chart is more indicative of the real value of the shares granted and remuneration paid to the executive team. On this day the ordinary share price quoted on the ASX closed at $0.053 (post-consolidation $0.53). The value of the vesting shares on that day is represented in the following table:

2006	Shares Number	Share Price at 10 July 2006	Value of Shares at 10 July 2006	Effective Total Remuneration 10 July 2006
Directors		$	$	$
K Russeth	2,666,666	0.053	141,333	525,275
G Pennefather	533,333	0.053	28,267	288,037
S Bedford	533,333	0.053	28,267	341,094
T Rayner	250,000	0.053	13,250	253,161
Other Key Management Personnel				
R Orr				
D Bromley	233,333	0.053	12,367	199,008

Ordinary shares were issued to eligible directors and executives for nil consideration and are subject to restriction periods specified in the Plan. The Company Shares issued to eligible directors and other key management personnel to date are subject to vesting restriction periods as follows:

			Post-Consolidation	
	1 July 2005	1 July 2006	5 March 2007	1 July 2007
K Russeth	2,666,666	2,666,666	-	266,667
G Pennefather	533,333	533,333	26,650	-
S Bedford	533,333	533,333	-	53,334
R Orr	800,000	-	-	-
D Bromley	233,333	233,333	-	23,334
T Rayner	-	-	13,125	-

If a participant leaves the employment of the Company during any period of restriction then under certain circumstances the Company may require the participant to have a proportion of any remaining shares the subject of restriction bought back for a nominal amount.

All full time staff and Directors are eligible to participate in the plan.

On 4 April 2006 the Remuneration Committee, after obtaining advice from an external consultant, amended an employment contract with Mr K Russeth. The contract provides for payment of a salary of $326,000 inclusive of Chairman's / Director's fees per annum plus superannuation (7%) plus a car allowance of $20,000. Additionally, the contract includes various performance milestones being achieved. In the event of termination the Company is required to pay 12 months salary in lieu of termination.

DIRECTORS' MEETINGS

During the financial year, 11 meetings of Directors (including committees of Directors) were held. The number of meetings attended by each Director during the year is stated in this report.

Attendances	Directors' Meetings		Remuneration Committee Meetings		Audit Committee Meetings	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Mr Kevin Russeth	11	11	-	-	-	-
Mr Gary Pennefather	1	1	-	-	-	-
Mr Simon Bedford	7	7	-	-	-	-
Dr Timothy Rayner	1	1	-	-	-	-
Mr Norman Shanks	11	5	2	2	-	-
Mr Joseph Paresi	11	7	2	2	-	-
Mr Robert Halverson	10	9	-	-	2	2
Mr Raymond Schoer	9	5	-	-	2	0
Mr Darren Bromley	-	-	-	-	2	2

COMMITTEE MEMBERSHIP

At the date of this report, the Company had an Audit Committee and a Remuneration Committee. Members who have acted on the committees of the Board during the financial year are:

Remuneration Committee Meetings	Audit Committee Meetings
Mr Norman Shanks	Mr Robert Halverson
Mr Joseph Paresi	Mr Darren Bromley

AUDIT COMMITTEE

The Board has established an Audit Committee, which operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee. The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

INDEMNIFYING OFFICERS

The Company has, during or since the end of the financial year, in respect of any person who is or has been an officer of the Company or a related body corporate, not indemnified nor entered into a relevant agreement to indemnify against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

However, the Company has paid a premium amounting to $24,625 to insure the directors and other public officers against liabilities for costs and expenses incurred by them, in defending any legal proceedings arising out of their conduct while acting in the capacity of director of the company, other than conduct involving a wilful breach of duty in relation to the company.

OPTIONS

Options issued or agreed to be issued over unissued shares or interest during or since the financial year by the Company or controlled entity to Directors or officers as part of their remuneration are as follows:

- No Options have been issued to Directors or officers during or since the financial year.

For the financial year ended 30 June 2007, no shares have been issued by virtue of the exercise of options during the year or to the date of this report.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The Board of Directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non-audit services are reviewed and approved by the Board prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and
- the nature of the services provided do not compromise the general principles relating to auditor independence in accordance with APES110: Code of Ethics for Professional Accountants set by the Accounting Professional and Ethical Standards Board.

The following fees for non-audit services were paid / payable to the external auditors during the year ended 30 June 2007:

Taxation services	$2,350
Accounting advice and services	$6,200
	$8,550

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended 30 June 2007 has been received and can be found on page 59.

Signed in accordance with a resolution of the Directors.

K L Russeth

DIRECTOR

Dated this 28th day of September 2007

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		Economic Entity		Parent Entity	
	Note	2007 $000	2006 $000	2007 $000	2006 $000
Revenues from ordinary activities	2	14,274	2,667	1,923	1,375
Raw materials and consumables used		(10,340)	-	-	-
Ordinary Expenses					
Employee benefits expense		(6,805)	(5,159)	(1,622)	(1,908)
Amortisation of intellectual property	3	(856)	(324)	-	-
Consulting expense		(865)	(944)	(300)	(308)
Patent costs		(562)	(372)	-	-
Legal expense		(543)	(303)	(405)	(91)
Travel expense		(535)	(428)	(172)	(42)
Rental and occupancy costs		(521)	(242)	-	-
Materials and consumables		(422)	(564)	-	-
Bad and doubtful debts		(385)	-	-	-
Depreciation and amortisation excluding amortisation of intangibles	3	(303)	(119)	(7)	(12)
Advertising and promotion		(199)	-	-	-
Directors fees		(175)	(213)	(175)	(168)
Insurance expense		(136)	(73)	(42)	(55)
Other expenses from ordinary activities		(1,214)	(716)	(294)	(296)
Share of net loss of an associate		(162)	-	-	-
Borrowing Costs	3				
Convertible note fees		(569)	-	(569)	-
Interest / Finance paid		(418)	-	(201)	-
Loss from ordinary activities before income tax expense		(10,736)	(6,790)	(1,864)	(1,505)
Income tax expense	4	-	-	-	-
Loss from ordinary activities after related income tax expense		(10,736)	(6,790)	(1,864)	(1,505)
Basic earnings per share (cents per share)	5	($0.25)	($0.03)		
Diluted earnings per share (cents per share)	5	($0.23)	($0.02)		

The accompanying notes form part of these financial statements.

BALANCE SHEET AS AT 30 JUNE 2007

		Economic Entity		Parent Entity	
		2007	2006	2007	2006
CURRENT ASSETS	Note	$000	$000	$000	$000
Cash assets	6	669	1,986	232	1,542
Trade and other receivables	7(a)	3,338	318	-	-
Prepayments	7(b)	55	292	-	150
Inventories		3,004	-	-	-
TOTAL CURRENT ASSETS		7,066	2,596	232	1,692
NON-CURRENT ASSETS					
Receivables	7(a)	-	-	27,516	19,620
Intangibles - intellectual property	8	33,858	39,822	-	-
Other financial assets	9 (a)	527	527	27,298	22,499
Investments accounted for using the equity method	9 (b)	2,999	1,813	-	-
Property, plant and equipment	10	614	302	-	16
TOTAL NON-CURRENT ASSETS		37,998	42,464	54,814	42,135
TOTAL ASSETS		45,064	45,060	55,046	43,827
CURRENT LIABILITIES					
Payables	11(a)	2,740	872	224	130
Financial liabilities	12	6,202	-	4,567	-
Provisions	13	478	248	51	89
Other payables	11(b)	645	2,763	-	-
TOTAL CURRENT LIABILITIES		10,065	3,883	4,842	219
NON-CURRENT LIABILITIES					
Financial liabilities	11(b)	120	-	-	-
Other Payables	11(b)	5,888	9,532	-	-
TOTAL NON-CURRENT LIABILITIES		6,008	9,532	-	-
TOTAL LIABILITIES		16,073	13,415	4,842	219
NET ASSETS		28,992	31,645	50,204	43,608
EQUITY					
Contributed equity	14	59,324	50,864	59,324	50,864
Foreign Currency Translation Reserve		(377)	-	-	-
Retained profits	15	(29,955)	(19,219)	(9,120)	(7,256)
Parent entity interest		28,992	31,645	50,204	43,608
Outside equity interest	16	-	-	-	-
TOTAL EQUITY		28,992	31,645	50,204	43,608

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2007

	$000	$000	$000	$000	$000	$000	$000
	Contributed Equity				Accumulated Losses	Foreign Currency Translation Reserve	Total
Economic Entity	Ordinary	Pref A	Pref B	Options			
Balance at 1.7.2005	39,161	2,469	2,139	105	(12,429)	-	31,445
Conversion of Pref A to ordinary equity	2,469	(2,469)	-	-	-	-	-
Transfer of expired options to ordinary equity	105	-	-	(105)	-	-	-
Shares issued during the year (net of transaction costs incurred)	6,990	-	-	-	-	-	6,990
Loss attributable to members of parent entity	-	-	-	-	(6,790)	-	(6,790)
Sub-total	48,725	-	2,139	-	(19,219)		31,645
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at 30.6.2006	**48,725**	**-**	**2,139**	**-**	**(19,219)**	**-**	**31,645**
Balance at 1.7.2006	**48,725**	-	2,139	-	**(19,219)**	-	**31,645**
Conversion of Pref B to ordinary equity	2,139	-	(2,139)	-	-	-	-
Shares issued during the year (net of transaction costs incurred)	8,460	-	-	-	-	-	8,460
Adjustments from translation of foreign controlled entities	-	-	-	-	-	(377)	(377)
Loss attributable to members of parent entity	-	-	-	-	(10,736)	-	(10,736)
Sub-total	59,324	-	-	-	(29,955)	(377)	28,992
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at 30.6.2007	**59,324**	**-**	**-**	**-**	**(29,955)**	**(377)**	**28,992**

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2007

	$000	$000	$000	$000	$000	$000
	Contributed Equity				Accumulated Losses	Total
Parent Entity	**Ordinary**	**Pref A**	**Pref B**	**Options**		
Balance at *1.7.2005*	39,161	2,469	2,139	105	(5,751)	38,123
Conversion of Pref A to ordinary equity	2,469	(2,469)	-	-	-	-
Transfer of expired options to ordinary equity	105	-	-	(105)	-	-
Shares issued during the year (net of transaction costs incurred)	6,990	-	-	-	-	6,990
Loss attributable to members of parent entity	-	-	-	-	(1,505)	(1,505)
Sub-total	48,725	-	2,139	-	(7,256)	43,608
Dividends paid or provided for	-	-	-	-	-	-
Balance at *30.6.2006*	**48,725**	-	2,139	-	**(7,256)**	**43,608**
Balance at *1.7.2006*	**48,725**	-	2,139	-	**(7,256)**	**43,608**
Conversion of Pref B to ordinary equity	2,139	-	(2,139)	-	-	-
Shares issued during the year (net of transaction costs incurred)	8,460	-	-	-	-	8,460
Adjustments from translation of foreign controlled entities	-	-	-	-	-	-
Loss attributable to members of parent entity	-	-	-	-	(1,864)	(1,864)
Sub-total	59,324	-	-	-	(9,120)	50,204
Dividends paid or provided for	-	-	-	-	-	-
Balance at 30.6.2007	**59,324**	-	-	-	**(9,120)**	**50,204**

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2007

		Economic Entity		Parent Entity	
	Note	2007 $000	2006 $000	2007 $000	2006 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		10,371	689	-	-
Payments to suppliers and employees		(22,638)	(7,990)	(2,044)	(1,620)
Interest received		72	141	62	126
Borrowing costs		-	-	-	-
Interest paid		(125)	-	-	-
R&D Start Grant Income		391	1,759	-	-
Other Income		65	215	26	-
Net cash provided by (used in) operating activities	26(ii)	(11,864)	(5,186)	(1,956)	(1,494)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for investment in controlled entities		-	-	(4,649)	-
Purchase of property, plant and equipment		(616)	(32)	(5)	(1)
Purchase of investments (Spectrum)		(594)	(1,441)	-	-
Purchase of intellectual property		-	(667)	-	-
Repayment of loans other entities		-	-	-	-
Loans to other entities		-	-	-	-
Loans to controlled entities		-	-	(4,822)	(4,787)
Net cash provided by (used in) investing activities		(1,210)	(2,140)	(9,476)	(4,788)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		6,330	5,297	6,330	5,297
Proceeds from borrowings		4,752	-	3,792	-
Repayment of borrowings		(131)	-	-	-
Net cash provided by (used in) financing activities		10,951	5,297	10,122	5,297
Net increase in cash held		**(2,123)**	**(2,030)**	**(1,310)**	**(984)**
Cash at 1 July 2006		1,986	4,016	1,542	2,527
Cash at 30 June 2007	26(i)	**(137)**	**1,986**	**232**	**1,542**

The accompanying notes form part of these financial statements.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity. QRSciences Holdings Limited is a listed public company, incorporated and domiciled in Australia.

The financial report of QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Preparation

The accounting policies set out below have been consistently applied to all years presented.

Reporting Basis and Conventions

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Accounting Policies

A. Principles of Consolidation

A controlled entity is any entity QRSciences Holdings Limited has the power to control the financial and operating policies of so as to obtain benefits from its activities.

A list of controlled entities is contained in Note 19 to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

B. Investments

Associated Companies

Associates are those companies over which the company exercises significant influence. Investments in Associates are accounted for using equity accounting principles, whereby the company's equity accounted share of the Associates' net profit or loss is recognised in the company's Income Statement from the date significant influence commences.

Other Investments

Other investments are brought to account at cost. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the shares' market value or the underlying net assets in the particular companies.

Dividends are brought to account in the profit and loss account when received except for dividends from controlled entities which are brought to account when they are proposed by the controlled entity.

C. Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or

disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

D. Property, Plant and Equipment

Each class of plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	***Depreciation Rate***
Plant and equipment	5 - 33%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

E. Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the economic entity, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

F. Financial Instruments

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the Group's intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

QRSciences Holdings Limited and Controlled Entities designates certain derivatives as either;

i. hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or

ii. hedges of highly probably forecast transactions (cash flow hedge).

At the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions is documented.

Assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items, are also documented.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedge asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred to a hedge reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in the hedge reserve in equity are transferred to the income statement in the periods when the hedged item will affect profit or loss.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the Group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

G. Impairment of Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

H. Intangibles

Acquired both separately and from a business combination

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible acquired in a business combination is its fair value at the date of acquisition.

Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

(i) Intangibles with Finite Lives

Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

(ii) Intangibles with Indefinite Useful Lives

Intangible assets with indefinite useful lives shall not be amortised but will be tested for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible assets may be impaired.

Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

Impairment

All intangible assets are tested for impairment where an indicator of impairment exists either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future economic benefits from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use or more frequently when an indicator of impairment arises during a reporting period indicating that the carrying amount may not be recoverable.

A summary of the policies applied to the Group's intangible assets is as follows:

	Patents, Trademarks & Other Intellectual Property	
	Finite Useful Life	**Indefinite Useful Life**
Amortisation method used	10 years – straight-line	Not amortised
Acquired / internally generated	Acquired	Acquired
Impairment testing / recoverable amount testing	Reviewed annually for indicator of impairment	Tested annually for indicator of impairment

l. **Foreign Currency Transactions and Balances**

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

J. Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

The Group operates a number of share-based compensation plans. These include both a share option arrangement and an employee share scheme. The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or the options granted.

K. Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

L. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short term highly liquid investments with original maturities of 12 months or less, and bank overdrafts. Bank overdrafts are shown within short term borrowings in current liabilities on the balance sheet.

M. Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

N. Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

O. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

P. Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

Q. Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

R. Rounding of Amounts

The consolidated entity is an entity to which ASIC Class Order 98/100 applies and, accordingly, amounts in the financial statements and directors' report have been rounded to the nearest thousand dollars.

S. Preparation of report on going concern basis

This financial report has been prepared on a going concern basis, which assumes sufficient funding from capital raising, completion of income generating commercial agreements, restructuring transactions, or, if necessary, reduction in activities or action to realise asset value.

The consolidated entity has incurred a loss during the year of $10.736 million. Its net current assets as at 30 June 2007 has a deficiency of $2.999 million over its current liabilities. However, as announced to the Australian Stock Exchange on 22 August 2007, the Company has successfully completed a non-renounceable rights issue which raised approximately $6.34 million. The proceeds of the rights issue has since been utilised to offset this deficiency with the remaining balance to fund the group's ongoing working capital needs.

The consolidated entity is budgeted to continue to incur operating cash flow deficits and losses for the next twelve months, although significantly less than what was incurred in 2007. As the consolidated entity is still in its early stages of commercialising the QR technology, the Directors continue to monitor and address the capital requirements of the Company on an ongoing basis.

The Directors cannot be certain of the success of any fund raising activities or other transactional initiatives. However, the Directors currently plan to continue the Company's operations on the basis referred to above and believe, together with the existing net assets, such activities will raise sufficient funds for the Company to operate as a going concern for a period of twelve months from the date of this report.

The consolidated entity's financial statements take no account of the consequences, if any, of the effects of unsuccessful product commercialisation, nor of the inability of the Company to obtain adequate funding.

In light of the fact that additional sufficient funding is not yet in place other than completion of the aforementioned rights issue, there is inherent uncertainty regarding the going concern basis, and the Company therefore may be required to realise assets and extinguish liabilities other than in the normal course of business and at amounts different from those stated in the financial report.

Critical Accounting Estimates and Judgments

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group.

Key Estimates — Impairment

The Group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

In relation to the Group's Intellectual Property, an independent external consultant was engaged during the year to assess the carrying value in accordance with applicable accounting standards and concluded that there was no impairment as at 30 June 2007.

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
NOTE 2 OPERATING REVENUE				
Operating Activities:				
Interest received	72	143	1,897	1,375
Sale of goods & services	13,660	802	-	-
Grant income	391	1,703	-	-
Other revenue	151	19	26	-
Total Revenue	14,274	2,667	1,923	1,375

NOTE 3 OPERATING PROFIT BEFORE INCOME TAX

Profit from ordinary activities before income tax has been determined after:

(a) Expenses:				
Borrowing costs (interest) paid/due and payable to:				
- other persons	987	-	-	-
Depreciation of property, plant and equipment	303	119	7	12
Amortisation of intangible property	856	324	-	-

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000

NOTE 4 INCOME TAX EXPENSE

a. The components of tax expense comprise:

Current tax	-	-	-	-
Deferred tax	-	-	-	-
	-	-	-	-

b. The prima facie tax benefit on loss from ordinary activities before income tax is reconciled to the income tax as follows:

	Economic Entity 2007 $000	Economic Entity 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Prima facie tax benefit on loss from ordinary activities before income tax at 30% (2006: 30%)	(3,172)	(2,037)	(559)	(451)
Add:				
Tax effect of:				
- Current year revenue losses not recognised	2,552	1,276	291	205
- Prior period adjustment	5,391	-	-	-
- Share based payments	267	352	267	351
- Effect of lower rate of tax on overseas loss	179	190	-	-
- Current year overseas losses not recognised	179	190	-	-
- Other non-allowable items	171	27	122	27
- Other deferred tax balances not recognised	-	2	-	-
- Excess franking offsets converted to revenue losses not recognised	11	-	11	-
- Franking credits	4	-	3	-
	5,582	-	135	132
Less:				
Tax effect of:				
- Other deferred tax balances not recognised	5,571	-	124	132
- Rebateable fully franked dividends	11	-	11	-
Income tax	-	-	-	-

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
The applicable weighted average effective tax rates are as follows:	0%	0%	0%	0%

c. The following deferred tax balances have not been recognised:

	2007 $000	2006 $000	2007 $000	2006 $000
Deferred Tax Assets:				
At 30%:				
Carry forward revenue losses	8,865	11,874	403	1,041
Carry forward capital losses	170	-	-	-
Capital raising costs	295	238	295	238
Property, plant and equipment	529	591	-	-
Provisions and accruals	168	110	42	48
Other	29	22	28	-
	10,056	12,835	768	1,327
At 15% (United States of America):				
- Overseas losses	381	202	-	-

The tax benefits will only be obtained if:

(a) the company derives future assessable income of a nature and of an amount sufficient to enable the benefits to be utilised;

(b) the company continues to comply with the conditions for deductibility imposed by law; and

(c) no changes in income tax legislation adversely affect the company in utilising the benefits.

	2007 $000	2006 $000	2007 $000	2006 $000
Deferred Tax Liabilities:				
At 30%:				
Other	39	2	-	-

The above Deferred Tax Liabilities have not been recognised as they have given rise to the carry forward revenue losses for which the Deferred Tax Asset has not been recognised.

The values included in the comparative year have been updated to correctly reflect current and deferred tax balances, including deferred tax balances not recognised. There is no impact to the tax expense for the year.

NOTE 5 EARNINGS PER SHARE

	Economic Entity	
	2007 $000	2006 $000
Reconciliation of earnings used in the calculation of earnings per share		
Operating profit/(loss) after income tax	(10,736)	(6,790)
Earnings used in the calculation of basic earnings per share	(10,736)	(6,790)

Reconciliation of weighted average numbers of ordinary shares used in the calculation of earnings per share

	Shares	Shares
Weighted average numbers of ordinary shares used in the calculation of the basic earnings per share	42,360,466	296,576,677
Weighted average numbers of options outstanding	3,517,783	-
Weighted average numbers of ordinary shares used in the calculation of dilutive earnings per share	42,360,466	296,576,677

Classification of Securities

The following items have been classified as securities. Potential ordinary shares are included in determination of dilutive EPS: - options outstanding, Conversion, Call, Subscription or Issues after 30 June 2007.

- On 17 August 2007 the Company issued 21,134,373 ordinary shares.
- On 17 August 2007 the Company issued 21,134,373 listed $0.45 options expiring 30 June 2012.
- On 20 August 2007 the Company issued 4,608,500 ordinary shares.
- On 20 August 2007 the Company issued 2,799,589 listed $0.45 options expiring 30 June 2012.
- On 20 August 2007 the Company issued 5,753,072 unlisted $0.30 options expiring 30 June 2007.

There have been no other conversions to, calls of, or subscriptions for ordinary shares; or issues of potential ordinary shares since the reporting date and before the completion of these accounts.

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
NOTE 6 CASH ASSETS				
Cash at bank	669	1,986	232	1,542
	669	1,986	232	1,542
NOTE 7(a) RECEIVABLES				
Current				
Other debtors	3,338	318	-	-
Non Current				
Loan to QRSciences Pty Ltd - secured	-	-	27,516	19,619
	-	-	27,516	19,619
NOTE 7(b) PREPAYMENTS & DEPOSITS				
Prepayments	55	142	-	-
Deposit for investment in QRSciences Security Pty Ltd	-	150	-	150
	55	292	-	150

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000

NOTE 8 INTANGIBLE ASSETS - INTELLECTUAL PROPERTY

	Economic Entity 2007 $000	Economic Entity 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
(a) Intellectual property (indefinite useful live) at cost	27,184	27,184	-	-
(b) Intellectual property (finite useful live) at cost	7,854	12,962	-	-
Less: accumulated amortisation	(1,180)	(324)	-	-
	6,674	12,638		
Total	33,858	39,822	-	-
(b) Movements during the year				
Opening balance	12,638	-	-	-
Acquisition of patent portfolio from BTG International – at discounted (present value) cost	-	12,962	-	-
Renegotiations with BTG International in relation to a reduction in the costs of the patent portfolio	(5,108)	-	-	-
Amortisation expense	(856)	(324)	-	-
Carrying amount at end of the year	6,674	12,638	-	-

NOTE 9(a)OTHER FINANCIAL ASSETS

	Economic Entity 2007 $000	Economic Entity 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Available for Sale Financial Assets				
Shares in a controlled entity (QRSciences Pty Ltd) at cost	-	-	21,972	21,972
Shares in other unlisted entities at cost	-	-	-	-
Shares in a controlled entity (QRSciences Security Pty Ltd)	-	-	4,799	-
Shares in other unlisted entities Freeside Pty Ltd - 19% equity held (principal activity: investment in Old Perth Port) – at cost	417	417	417	417
Chief entity's interest in unlisted business undertakings – at cost (refer Note 20)	110	110	110	110
	527	527	27,298	22,499

Shares in a controlled entity are carried at cost.

The fair value of unlisted available for sale financial assets cannot be reliably measured as variability in the range of reasonable fair value estimates is significant. As a result, all unlisted investments are reflected at cost.

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
NOTE 9(b) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD				
Associated Company – Note 9(c)	2,999	1,813	-	-

Interest is held in the following associated company:

Name	Shares	Principal Activities	Country of incorporation	Ownership Interest		Carrying Amount of Investment	
Unlisted				2007 %	2006 %	2007 $	2006 $
Spectrum San Diego Inc.	Pref.	Developer of x-ray & backscatter technology	USA	27.4	20	2,999	1,813

9(c) Movements During the Year in Equity Accounted Investment in Associated Companies

		2007	2006
	Balance at beginning of the financial year	1,813	-
Add:	New investments during the year	1,348	1,813
	Share of associated company's loss from ordinary activities and extraordinary items after income tax	(162)	-
	Balance at end of the financial year	2,999	1,813

b. Equity accounted profits of associates are broken down as follows:

	2007	2006
Share of associate's loss before tax	(162)	-
Share of associate's tax expense	-	-
Share of associate's loss after tax	(162)	-

c. Summarised Presentation of Aggregate Assets and Liabilities

	2007	2006
Current Assets	246	-
Non-current Assets	608	-
Total Assets	854	-
Current Liabilities	76	-
Non-current Liabilities	122	-
Total Liabilities	198	-
Net Assets	656	-

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000

NOTE 10 PLANT AND EQUIPMENT

	2007 $000	2006 $000	2007 $000	2006 $000
Plant and equipment at cost	2,434	1,819	54	50
Accumulated depreciation	(1,820)	(1,517)	(54)	(34)
Total plant and equipment	614	302	-	16

(a) **Movements in Carrying Amounts**

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

	Plant and Equipment $
Economic Entity:	
Balance at the beginning of year	302
Additions	615
Cost of plant & equipment written off	(178)
Accumulated depreciation of plant & equipment written off	178
Revaluation increments / (decrements)	-
Depreciation expense	(303)
Capitalised finance costs and depreciation	-
Disposals of assets on sale of subsidiary	-
Carrying amount at the end of year	614
Parent Entity:	
Balance at the beginning of year	16
Additions	6
Disposals	(15)
Revaluation increments / (decrements)	-
Depreciation expense	(7)
Carrying amount at the end of year	-

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000

NOTE 11 PAYABLES

	2007 $000	2006 $000	2007 $000	2006 $000
Trade creditors and accruals	2,740	872	225	130
Other Payables				
(a) Current	645	2,763	-	-
(b) Non Current	5,888	9,532	-	-

(a) The $0.645 million carried on the balance sheet as a current liability relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio.

(b) The $5.888 million carried on the balance sheet as a non-current liability relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio calculated as a NPV and payable over the next 12 years.

NOTE 12 FINANCIAL LIABILITIES

	2007 $000	2006 $000	2007 $000	2006 $000
SHORT TERM				
Convertible loans - secured (a)	4,567	-	4,567	-
Unsecured loans	215	-	-	-
Bank overdrafts – secured (b)	805	-	-	-
Letters of credit	576	-	-	-
Hire purchase liability	-	-	-	-
Lease liability	39	-	-	-
	6,202	-	4,567	-

(a) Secured against the assets of the consolidated entity and all subsidiaries. Note: this financial liability was eliminated subsequent to the reporting date.

(b) Represents a debtor finance facility within QRSciences Security Pty Ltd and secured against the value of the debtor.

	2007 $000	2006 $000	2007 $000	2006 $000
LONG TERM				
Secured	-	-	-	-
Bank loans	-	-	-	-
Lease liability	120	-	-	-
Hire purchase liability	-	-	-	-
	120	-	-	-

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
NOTE 13 PROVISIONS				
Current				
Employee entitlements:				
– provision for annual leave	478	248	51	89
other	-	-	-	-
	478	248	51	89
Number of employees at year end	56	35	2	3
NOTE 14 CONTRIBUTED EQUITY				
(a) 50,397,580 (2006: 323,744,665) Ordinary Shares Fully Paid	59,324	48,725	59,324	48,725
(b) Nil (2006:23,686,282) Preference B Shares	-	2,139	-	2,139
(c) 2,575,749 (2006: Nil) Options exercisable at $0.60 on or before 30 June 2008	-	-	-	-
(d) 50,500 (2006: Nil) Options exercisable at $1.00 on or before 30 June 2008	-	-	-	-
(e) 1,020,368 (2006: Nil) Options exercisable at $0.50 on or before 10 May 2012	-	-	-	-
(f) 3,801,547 (2006: Nil) Options exercisable at $0.60 on or before 10 May 2014	-	-	-	-
(g) 3,801,547 (2006: Nil) Options exercisable at $0.81 on or before 10 May 2014	-	-	-	-
	59,324	50,864	59,324	50,864
(a) Movements during the period				
Ordinary issued and fully paid share capital				
Opening balance at the beginning of the reporting period	48,725	39,161	48,725	39,161
• Issue of 3,300,000 fully paid ordinary shares- July 2005 1/3 vested (Share-Based Payments)	-	100	-	100
• Issue of 700,000 fully paid ordinary shares- August 2005 (Share-Based Payments)	-	80	-	80
• Issue of 2,840,909 fully paid ordinary shares- July 2005	-	250	-	250
• Conversion of preference A shares - January 2006	-	2,469	-	2,469
• Issue of 258,333 fully paid ordinary shares - January 2006 (Share-Based	-	24	-	24

Payments)				
• Issue of 51,837,500 fully paid ordinary shares - January 2006	-	4,147	-	4,147
• Option expiry – January 2006	-	105	-	105
• Issue of 16,912,500 fully paid ordinary shares - February 2006	-	1,353	-	1,353
• Issue of 4,580,948 fully paid ordinary shares - June 2006 (Share-Based Payments)	-	396	-	396
• Issue of 1,992,032 fully paid ordinary shares - June 2006	-	100	-	100
• Issue of 2,419,355 fully paid ordinary shares - June 2006 (Share-Based Payments)	-	150	-	150
• Vesting of employee Share Plan - July 2006 – (Share Based Payments)	-	943	-	943
• Issue of 2,992,000 fully paid ordinary shares - Share Purchase Plan	1,496	-	1,496	-
• Issue of 4,000,000 fully paid ordinary shares - September 2006	2,000	-	2,000	-
• Issue of 400,000 fully paid ordinary shares - December 2006	200	-	200	-
• Issue of 507,100 fully paid ordinary shares - December 2006	254	-	254	-
• Conversion of preference B shares – January 2007	2,139	-	2,139	-
• Issue of 27,584 fully paid ordinary shares - January 2006 (Share-Based Payments)	15	-	15	-
• Issue of 383,096 fully paid ordinary shares - January 2007 (Spectrum Investment)	372	-	372	-
• Issue of 452,835 fully paid ordinary shares - January 2007 (BTG Patent Portfolio)	258	-	258	-
• Issue of 350,878 fully paid ordinary shares – February 2007 (BTG Patent Portfolio)	200	-	200	-
• Issue of 4,000,000 fully paid ordinary shares - February 2007	2,000	-	2,000	-
• Issue of 1,500,000 fully paid ordinary shares - February 2007	750	-	750	-
• Issue of 644,397 fully paid ordinary shares - February 2007	322	-	322	-
• Issue of 16,949 fully paid ordinary shares - May 2007 (Share-Based Payments)	10	-	10	-
• Issue of 379,312 fully paid ordinary shares - June 2007 (Spectrum Investment)	368	-	368	-
• Vesting of Employee Share Plan	891	-	891	-
• Transaction costs relating to share issues	(676)	(552)	(676)	(552)
Closing balance at the end of the reporting period 50,397,580	59,324	48,725	59,324	48,7245

(b) Movements during the period

Unquoted preference shares pursuant to acquisition of QRSciences Pty Ltd

Opening balance at the beginning of the reporting period	2,139	4,608	2,139	4,608
• Conversion of preference A shares to ordinary shares - January 2006	-	(2,469)	-	(2,469)
• Conversion of preference B shares to ordinary shares - January 2007	(2,139)	-	(2,139)	-
Closing balance at the end of the reporting period	-	2,139	-	2,139

(c) Movements during the period

Options to subscribe for ordinary shares exercisable at $0.60 on or before 30 June 2008

Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 253,550 options expiry June 2008 – issued in January 2007	-	-	-	-
• Issue of 2,000,000 options expiry June 2008 – issued in February 2007	-	-	-	-
• Issue of 322,199 options expiry June 2008 – issued in February 2007	-	-	-	-
Closing balance at the end of the reporting period 2,575,749	-	-	-	-

(d) Movements during the period

Options to subscribe for ordinary shares exercisable at $1.00 on or before 30 September 2010

Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 50,500 options expiry September 2010 – issued in January 2007	-	-	-	-
Closing balance at the end of the reporting period 50,500	-	-	-	-

(e) Movements During the Period

Options to subscribe for ordinary shares exercisable at $0.50 on or before 10 May 2012

Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 1,020,368 options expiry May 2012 – issued in May 2007	-	-	-	-
Closing balance at the end of the reporting period 1,020,368	-	-	-	-

(f) Movements During the Period

Options to subscribe for ordinary shares exercisable at $0.60 on or before 10 May 2014				
Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 3,801,547 options expiry May 2014 – issued in May 2007	-	-	-	-
Closing balance at the end of the reporting period 3,801,547	-	-	-	-

(g) Movements during the period

Options to subscribe for ordinary shares exercisable at $0.81 on or before 10 May 2014				
Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 3,801,547 options expiry May 2014 – issued in May 2007	-	-	-	-
Closing balance at the end of the reporting period 3,801,547	-	-	-	-

(h) Movements during the period

Options to subscribe for ordinary shares exercisable at $0.25 on or before 10 May 2014				
Opening balance at the beginning of the reporting period nil	-	-	-	-
• Issue of 7,500,000 options expiry May 2014 – issued in May 2007	-	-	-	-
Closing balance at the end of the reporting period 7,500,000	-	-	-	-

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000

NOTE 15 RETAINED PROFITS (LOSSES)

	Economic Entity 2007 $000	Economic Entity 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Accumulated losses at the beginning of the financial year	(19,219)	(12,429)	(7,256)	(5,751)
Net loss attributable to the members of the parent entity	(10,736)	(6,790)	(1,864)	(1,505)
Accumulated losses at the end of the financial year	(29,255)	(19,219)	(9,120)	(7,256)

NOTE 16 OUTSIDE EQUITY INTEREST

	Economic Entity 2007 $000	Economic Entity 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Outside equity interests comprises of:				
Share capital	-	-	-	-
Reserves / retained losses	-	-	-	-

NOTE 17 AUDITOR'S REMUNERATION

	2007 $000	2006 $000
Amounts received or due and receivable by the Auditors of the parent entity for auditing or reviewing the financial report	35,000	10,000
Other services	8,550	4,993
	43,550	14,993
Amounts received or due and receivable by the auditors of the subsidiaries for:		
Auditing or reviewing the financial report	15,000	10,000
	15,000	10,000

NOTE 18 DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES

Names and positions held of parent entity Directors and other key management personnel in office at any time during the financial year are:

Parent Entity Directors

Mr K Russeth	Chairman - Executive
Mr N Shanks	Director - Non-Executive
Mr J Paresi	Director - Non-Executive
Mr R Halverson	Director - Non-Executive (Appointed 19 August 2006)
Mr R Schoer	Director - Non-Executive (Appointed 11 September 2006)
Mr S Bedford	Director - Executive (Resigned 2 March 2007)
Mr G Pennefather	Director - Executive (Resigned 14 August 2006)
Dr T Rayner	Director - Executive (Resigned 14 August 2006)

Other Key Management Personnel

Mr R Stokes	Managing Director (QRSciences Security Pty Ltd)
Mr D Bromley	CFO / Company Secretary

There are no other employees who are considered to be key management personnel as defined by AASB 124.

Key Management Personnel Compensation

This information is disclosed in the Remuneration Report contained within the Director's Report.

Shares issued on Exercise of Remuneration Options

There were no shares issued as a result of exercising options granted as remuneration during the financial year.

Options and Rights Holdings

2007

Parent Entity Director	Balance 1.07.06	Granted As Remuneration	Options Exercised	Net Change Other[1]	Balance 30.06.07
K Russeth	-	-	-	-	-
N Shanks	-	-	-	-	-
J Paresi	-	-	-	-	-
R Halverson	-	-	-	-	-
R Schoer	-	-	-	-	-
G Pennefather	-	-	-	-	-
S Bedford	-	-	-	-	-
T Rayner	-	-	-	-	-
Other Key Management Personnel					
R Stokes	-	-	-	-	-
D Bromley	-	-	-	-	-

2006

Parent Entity Director	Balance 1.07.05	Granted As Remuneration	Options Exercised	Net Change Other[1]	Balance 30.06.06
K Russeth	3,750,000	-	-	(3,750,000)	-
N Shanks	200,000	-	-	(200,000)	-
J Paresi	-	-	-	-	-
G Pennefather	-	-	-	-	-
S Bedford	-	-	-	-	-
T Rayner	-	-	-	-	-
Other Key Management Personnel					
WR Orr	3,750,000	-	-	(3,750,000)	-
D Bromley	-	-	-	-	-

[1] Net change other refers to options and rights purchased, sold, cancelled, or expired during the financial year.

Shareholdings

2007

Parent Entity Director	Balance 1.07.06	1:10 Reconstruction [4]	Granted As Remuneration	Options Exercised	Net Change Other [1]	Balance 30.06.07
K Russeth	12,962,500	(11,666,250)	137,477	-	132,523	1,566,250
N Shanks	1,200,000	(1,080,000)	-	-	-	120,000
J Paresi	-	-	-	-	-	-
R Halverson	700,000	(630,000)	100,000	-	-	170,000
R Schoer	600,000	(540,000)	100,000		15,000	175,000
G Pennefather	1,750,000	(1,575,000)	-	-	(175,000)	-
S Bedford	2,000,000	(1,799,998)	-	-	-	200,002
T Rayner	1,000,000	(900,000)	-	-	(25,000)	75,000
Other Key Management Personnel						
R Stokes	4,919,901	(4,427,910)	180,000	-	-	671,991
D Bromley	900,000	(809,998)	-	-	-	90,002

2006

Parent Entity Director	Balance 1.07.05	Granted As Remuneration	Options Exercised	Net Change Other [1]	Balance 30.06.06
K Russeth	11,100,000	-	-	1,862,500	12,962,500
G Pennefather	1,600,000	-	-	150,000	1,750,000
S Bedford	1,600,000	-	-	400,000	2,000,000
T Rayner	-	[3] 750,000	-	250,000	1,000,000
N Shanks	1,200,000	-	-	-	1,200,000
J Paresi	-	-	-	-	-
Other Key Management Personnel					
WR Orr	2,500,000	-	-	[2] (2,500,000)	-
D Bromley	700,000	-	-	200,000	900,000

[1] Net change other refers to options and rights purchased, sold, cancelled, or expired during the financial year.
[2] 1,600,000 shares of the net change granted to Mr WR Orr were cancelled via share buy back in September 2005
[3] Vested over three year period as per page 18 of the *Director's Report.*
[4] At a General Meeting of Shareholders on 4 July 2006, approval was obtained for a 10 for 1 consolidation of the Company's issued share capital.

NOTE 19 CONTROLLED ENTITIES

The following were controlled entities at 30 June 2007 and were included in the consolidated financial statements as at that date.

Controlled entities

Name of Entity	Issued Capital / Ordinary Shares	Amount of Investment		Place of Incorporation	Parent Entity's Interest	
		2007	2006		2007	2006
		$000	$000		%	%
QRSciences Pty Ltd	34,458,380	21,972	21,972	Australia	100	100
QRSciences Co.	4,000,000	-	-	USA	100	100
QRSciences Security Pty Ltd	4,798,702	4,799	-	Australia	100	-

All controlled entities were directly controlled by QRSciences Holdings Limited.

Name of Entity	Issued Capital / Ordinary Shares	Contribution to Economic Entity Operating (Loss) / Profit After Income Tax	
		2007	2006
		$	$
QRSciences Pty Ltd	34,458,380	(5,947)	(4,018)
QRSciences Co.	4,000,000	(1,195)	(1,267)
QRSciences Security Pty Ltd	4,798,702	(1,568)	-

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000
NOTE 20 CHIEF ENTITY'S INTEREST IN BUSINESS UNDERTAKINGS				
Non Current				
Property development at WDV	110	110	110	110

The chief entity has an interest of 1.714% in a property syndicate named the Saville Suites Hotel - Joint Venture formed to develop an All Suites Hotel in East Perth. A substantial proportion of the apartments have been sold.

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000

NOTE 21 CAPITAL AND LEASING COMMITMENTS

(a) Operating Lease Commitments

Lease expenditure contracted for at balance date but not provided for in the accounts, payable:				
Not later than one year	43	65	-	-
Later than one year but not later than five years	141	32	-	-
Later than five years	-	-	-	-
Total	184	97	-	-

(b) Acquisition Commitments

Business acquisitions contracted for at balance date but not provided for in the accounts, payable:				
Not later than one year:				
- Baxall Australia Pty Ltd	-	2,950	-	2,950
- Spectrum San Diego Inc.	-	-	-	-
Cash	-	668	-	-
Equity to be issued at $0.97 per share	-	565	-	-

NOTE 22 ACQUISITION OF BUSINESSES

	2007 $000	2006 $000
During the year, the economic entity acquired the business of Baxall Australia Pty Ltd. The purchase price was allocated as follows:		
- Cash consideration paid	4,799	-
Total consideration	4,799	-
Assets and liabilities acquired at acquisition date:		
Receivables	2,903	-
Inventories	3,840	-
Property plant and equipment	181	-
Payables	(2,125)	-
	4,799	-

NOTE 23 Segment Reporting

	QR Technology		CCTV Security Equipment		Economic Entity (Continuing Operations)	
	2007 $'000s	2006 $'000s	2007 $'000s	2006 $'000s	2007 $'000s	2006 $'000s
Primary Reporting – Business Segments						
REVENUE						
External sales	1,067	802	12,593	-	13,660	802
Other revenue	516	1,865	98	-	614	1,865
Total segment revenue	1,583	2,667	12,691	-	14,274	2,667
RESULT						
Segment result	(9,006)	(6,790)	(1,568)	-	(10,574)	(6,790)
Share of net loss of an associate					(162)	-
Loss before income tax					(10,736)	(6,790)
Income tax expense					-	-
Loss after income tax					**(10,736)**	**(6,790)**
ASSETS						
Segment assets	38,360	45,060	6,704	-	45,064	45,060
Unallocated assets	-	-	-	-	-	-
Total assets	38,360	45,060	6,704	-	**45,064**	**45,060**
LIABILITIES						
Segment liabilities	12,592	13,415	3,481	-	16,073	13,415
Unallocated liabilities	-	-	-	-	-	-
Total liabilities	12,592	13,415	3,481	-	**16,073**	**13,415**
OTHER						
Investments accounted for using the equity method	2,999	1,813	-	-	2,999	1,813
Acquisition of non-current segment assets	109	32	507	-	616	32
Depreciation and amortisation of segment assets	1,040	443	120	-	1,160	443

Geographical Segments

The economic entity operates as an investment development capitalist in the geographical area primarily of Perth, Australia with an office in San Diego, California, USA. At the date of this report, the US office employs 3 personnel and holds minimal assets.

In February 2007, the chief entity completed an acquisition of QRSciences Security Pty Ltd Trading as Baxall Distribution Australia.

	Segment Revenues from External Customers		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2007 $000	2006 $000	2007 $000	2006 $000	2007 $000	2006 $000
Geographical location:						
Australia	13,660	2,505	41,848	44,979	566	32
USA	-	-	3,216	81	50	-
Unallocated	614	162	-	-	-	-
	14,274	2,667	45,064	45,060	616	32

NOTE 24 CONTINGENT LIABILITIES

There are no material contingent liabilities at balance date or at the date of completion of these financial statements.

NOTE 25 EVENTS SUBSEQUENT TO REPORTING DATE

Since the end of the financial year, the following subsequent events have occurred:

Spectrum Awarded US Government contract for CarScan vehicle screener development

On 20 August 2007 QRSciences advised that Spectrum had been awarded a US$1.6 million contract by the US Government for the development of a next generation ultra low dose X-ray vehicle scanner, capable of detecting car bombs, hidden persons, drugs and other contraband. The new device, branded CarScan, allows vehicles approaching a checkpoint or gate to drive slowly through the inspection system and enable screening without the driver or passengers leaving the vehicle. Phase I of this contract will be a laboratory feasibility study lasting nine months, followed by an optional Phase II that will involve the construction and field testing of a prototype of the technology.

Negotiations with TSA for supply of CastScope

Further to the announcement dated 16 May 2007, QRSciences advised on 20 August 2007 that Spectrum is in the process of finalising a sole source contract with the Transportation Security Administration (TSA) for the supply of its CastScope screening system at US airports. The device has successfully completed pilot programs at airports in Reno, San José, Tampa and Nashville. Spectrum is pleased with its progress with TSA and expects to finalise an order for CastScope shortly.

Order from Beijing Municipal Public Security Department

In July 2007 QRSciences received an order from the Beijing municipal public security department for a T3-03 QR subsystem. This builds on an earlier contract with the China Institute of Atomic Energy (CIAE) associated with the evaluation of screening systems for the Olympics in Beijing in 2008.

GE Deployment of ShoeScanner

GE Security is deploying its ShoeScanner product through the Clear® program, which is part of the Registered Traveller initiative being launched at airports across the US. Clear® is now operating a Registered Traveler program at eleven airports. GE Security licences core IP from QRSciences that is used in the ShoeScanner device and pays a royalty to QRSciences on this product.

Rights Issue

On 22 August 2007, QRSciences announced that it had successfully completed the non-renounceable rights issue conducted in accordance with the prospectus issued on 27 June 2007, raising approximately $6.34 million. 21,134,373 New Shares were allotted on 14 August 2007 at an issue price of $0.30 per share, together with one free attaching option exercisable at $0.45 on or before 30 June 2012. All of the Australian Directors participated in the Company's Rights Issue, along with shareholders and institutional investors from the US and UK. The rights issue proceeds have been applied to the repayment of Convertible Notes issued to Platinum and Vision. Combined with Vision's partial conversion of its note holding, this retires the Convertible Notes in their entirety. Residual funds from the rights issue will strengthen QRSciences' balance sheet and provide general working capital to fund ongoing operations. After completion of the Rights Issue approximately 44% of the Company's ordinary shares are held institutionally and approximately 7.5% are owned by staff and management.

NOTE 26 RELATED PARTY DISCLOSURES

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(i) Other Transactions of Directors and Director Related Entities

There were no other transactions with Directors and Director Related Entities.

(ii) Controlled Entities

Details of interests in controlled entities are set out in Note 19. Loans were made to controlled entities under normal commercial terms and conditions. These loans have been eliminated for consolidation purposes.

The aggregate amounts receivable from a controlled entity, QRSciences Pty Ltd, by the Company at balance date was $27.5 million (2006: $19.62 million).

	Economic Entity		Parent Entity	
	2007 $000	2006 $000	2007 $000	2006 $000

NOTE 27 NOTES TO THE STATEMENT OF CASHFLOWS

(i) For the purpose of the Statement of Cashflows, cash includes cash on hand and in banks, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cashflows is reconciled to the related items in the balance sheet as follows:

Cash	509	1,986	232	1,542
Short-term bank deposits	160	-	-	-
Debtor finance facility	(806)	-	-	-
	(137)	1,986	232	1,542

(ii) Reconciliation of Net Cash Provided by Operating

Activities to Operating Profit after Income Tax:

Operating Profit/(loss) after income tax	(10,736)	(6,790)	(1,864)	(1,505)
Depreciation & amortisation	1,160	444	7	12
Non-cash expenses	870	81	789	81
Interest income capitalised	-	-	(1,835)	(1,248)
Share based payments to employees	916	1,098	891	1,090
Increase/(Decrease) in creditors	1,919	236	94	51
(Increase)/Decrease in trade debtors	(3,167)	(251)	-	-
(Increase)/Decrease in provisions	178	(4)	(38)	25
(Increase)/Decrease in inventories	(3,004)	-	-	-
Net cash provided by (used in) operating activities	(11,864)	(5,186)	(1,956)	(1,494)

NOTE 28 ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

There are a number of different financial risks to which the economic entity is exposed. The economic entity uses several techniques to reduce the exposure to loss from these financial risks. The major types of risks are interest rate risk and credit risk.

(a) Interest Rate Risk

The economic entity's exposure to interest rate risk and the effective interest rates on material financial assets and liabilities at balance date are:

30 June 2007	Floating Interest rate	Fixed rate 1 year or less	Non Interest Bearing	Total	Weighted Average Effective Interest Rate P.A.
	$'000	$'000	$'000	$'000	%
Assets					
Cash at bank	669	-	-	669	5.5%
Receivables	-	-	3,338	3,338	-
Financial Assets	669	-	3,338	4,007	
Liabilities					
Trade creditors	-	-	2,740	2,740	-
Loans – secured	4,567	-	-	4,567	12%
Bank overdrafts - secured	805	-	-	805	10.1%
Financial Liabilities	5,372	-	2,740	8,112	

30 June 2006	Floating Interest rate	Fixed rate1 year or less	Non Interest Bearing	Total	Weighted Average Effective Interest Rate P.A.
	$'000	$'000	$'000	$'000	%
Assets					
Cash at bank	1,986	-	-	1,986	5%
Receivables	-	-	318	318	-
Financial Assets	1,986		318	2,304	
Liabilities					
Trade creditors	-	-	872	872	-
Loans – secured	-	-	-	-	-
Financial Liabilities	-	-	872	872	

(b) Credit Risk

The maximum exposure to credit risk of recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the notes to the financial statements. The major exposure to credit risk arises from trade and other debtors.

(c) Net Fair Values

The Directors consider that the carrying amount of financial assets and liabilities, which are summarised above, approximate their net fair values

NOTE 29 EMPLOYEE BENEFITS

The Company has established the QRSciences Holdings Limited Employee Share Plan. All employees are entitled to participate in the plan. Under the plan, Company shares were offered to Company Directors and staff members as a reward for ongoing service and as an incentive to continue their high level of service to date.

The Plan is intended to provide Directors and employees of the Company with an opportunity to participate in the Company's future growth and gives them an incentive to contribute to that growth. The Company shares were issued to eligible employees for no consideration but are subject to restriction periods specified in the plan. If a participant leaves the employment of the Company during any period of restriction then under certain circumstances the Company may require the participant to have a proportion of any remaining shares the subject of restriction bought back for a nominal amount.

All full time staff and Directors are eligible to participate in the plan.

Date shares granted	Number of shares granted	Fair Value at Grant date	Aggregate proceeds received	Fair value at issue date: aggregate
		$	$	$
26 November 2004	3,733,332	0.24	-	896,000
21 January 2004	233,333	0.20	-	46,667
1 July 2005	3,300,000	0.091	-	300,300
22 November 2005	250,000	0.096	-	24,000
1 January 2006	258,333	0.091	-	23,508
	7,774,998		-	1,290,475

NOTE 30 CHANGE IN ACCOUNTING POLICY

The following Australian Accounting Standards have been issued or amended and are applicable to the chief and economic entities but are not yet effective. They have not been adopted in preparation of the financial statements at reporting date.

AASB Amendment	Standards Affected	Outline of Amendment	Application Date of Standard	Application Date for Group
AASB 2005–10: Amendments to Australian Accounting Standards	AASB 1: First time adoption of AIFRS AASB 4: Insurance Contracts AASB 101: Presentation of Financial Statements AASB 114: Segment Reporting AASB 117: Leases AASB 133: Earnings per Share AASB 1023: General Insurance Contracts AASB 1038: Life Insurance Contracts AASB 139: Financial Instruments: Recognition and Measurement	The disclosure requirements of AASB 132: Financial Instruments: Disclosure and Presentation have been replaced due to the issuing of AASB 7: Financial Instruments: Disclosures in August 2005. These amendments will involve changes to financial instrument disclosures within the financial report. However, there will be no direct impact on amounts included in the financial report as it is a disclosure standard.	1 Jan 2007	1 July 2007
AASB 7: Financial Instruments: Disclosures	AASB 132: Financial Instruments: Disclosure and Presentation	As above	1 Jan 2007	1 July 2007

NOTE 31 COMPANY DETAILS

The registered office of the Company is:

QRSciences Holdings Limited
8-10 Hamilton Street
Cannington Western Australia 6107

DIRECTORS' DECLARATION

The Directors of the Company declare that:

1. the financial statements and notes, as set out on pages 21 to 57, are in accordance with the Corporations Act 2001 and:

   (a) comply with the Accounting Standards and the Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2007 and performance for the year ended on that date, of the Company and the economic entity.

2. the Chief Executive Officer and Chief Financial Officer have each declared that:

   (a) the financial records for the Company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

   (b) the financial statements and notes for the financial year comply with the accounting standards; and

   (c) the financial statements and notes for the financial year give a true and fair view.

3. in the Directors' opinions, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Kevin L Russeth
DIRECTOR

Dated this 28th day of September 2007

MOORE STEPHENS

AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF QRSCIENCES HOLDINGS LIMITED AND CONTROLLED ENTITIES

I declare that, to the best of my knowledge and belief, during the financial year ended 30 June 2007, there have been:

(a) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit, and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

SUAN-LEE TAN
PARTNER

MOORE STEPHENS
CHARTERED ACCOUNTANTS

Signed at Perth this 28th day of September 2007.

Partners
Paul Rengel
Syd Jenkins
Neil Pace

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

An independent member of Moore Stephens International Limited - members in principal cities throughout the world

Ray Simpson
Suan-Lee Tan
Ennio Tavani
Dino Travaglini

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF QRSCIENCES HOLDINGS LIMITED

Report on the financial report

We have audited the accompanying financial report of QRSciences Holdings Limited (the company) and QRSciences Holdings Limited and Controlled Entities (the consolidated entity), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulations 2001, the company has disclosed information about the remuneration of directors and executives (remuneration disclosures), required by Accounting Standard AASB 124: Related Party Disclosures, under the heading 'Remuneration Report' in pages 15 to 18 of the Directors' Report and not in the Financial Report.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101: 'Presentation of Financial Statements', that compliance with the Australian equivalents to International Financial Reporting Standards (IFRS) ensures that the financial report, comprising the financial statements and notes, complies with IFRS. The directors also are responsible for preparation and presentation of the remuneration disclosures contained in the directors' report in accordance with the Corporations Regulations 2001.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures in the directors' report comply with Accounting Standard AASB 124.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures in the directors' report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Partners
Paul Rengel
Syd Jenkins
Neil Pace

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

Ray Simpson
Suan-Lee Tan
Ennio Tavani
Dino Travaglini

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of QRSciences Holdings Limited on 28 September 2007 would be in the same terms if provided to the directors as at the date of this auditor's report.

Auditor's opinion

In our opinion:

a. the financial report of QRSciences Holdings Limited and International Equities Corporation Limited and Controlled Entities is in accordance with the Corporations Act 2001, including:
   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.
b. The financial report also complies with International Financial Reporting Standards as disclosed in Note 1.
c. the remuneration disclosures that are contained in pages 15 to 18 of the directors' report comply with Accounting Standard AASB 124.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 1(s) in the financial report which indicates that the consolidated entity has incurred a loss during the year of $10.736 million. Its working capital as at 30 June 2007 is a deficiency of $2.999 million. The consolidated entity is budgeted to continue to incur operating cash flow deficits and losses for the next twelve months. The consolidated entity is in its early stages of commercialising its QR Technology and the Directors are currently addressing the future capital raising requirements of the Company and its strategic direction to deliver growth in subscribers and operating efficiencies.

As a result of the matters described at Note 1(s) to the financial report, the consolidated entity's ability to continue as a going concern is dependent upon the consolidated entity being able to raise sufficient funding and/or achieve cost savings. Should the consolidated entity be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the normal course of business and at the amounts other than as stated in the financial report.

Moore Stephens

SUAN-LEE TAN
PARTNER

MOORE STEPHENS
CHARTERED ACCOUNTANTS

Signed at Perth this 28th day of September 2007.

Partners
Paul Rengel
Syd Jenkins
Neil Pace

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

Ray Simpson
Suan-Lee Tan
Ennio Tavani
Dino Travaglini

SHAREHOLDER DETAILS AS AT 18 SEPTEMBER 2007

The following additional information is required by the Australian Stock Exchange Ltd in respect of listed public companies only:

1. Shareholding

Distribution of Shareholders in Each Class of Equity Securities

As at 31 August 2007

Number of Shares	Number of Shareholders Ordinary
1 - 1,000	961
1,001 - 5,000	1,181
5,001 - 10,000	408
10,001 - 100,000	626
100,001and over	82

Unmarketable Parcels

There are 1,279 holders of unmarketable parcels comprising a total of 987,298 ordinary shares.

Substantial Shareholders

There is 1 substantial shareholder listed on the holding companies register as at 18 September 2007.

Voting rights:

Ordinary shares - each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

1. 20 Largest Shareholders – Ordinary shares

The 20 largest holders of the Company's ordinary shares hold 49.15% of the Company's ordinary shares.

As at 26 September 2007, the 20 largest holders of the Company's ordinary shares are:

	Shareholder	Number of Ordinary Fully Paid Shares Held	Percentage Held in Issued Ordinary Capital
1	VISION OPPORTUNITY MASTER FUND LTD	16,963,111	22.28%
2	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	4,030,345	5.29%
3	CITICORP NOMINEES PTY LIMITED	2,683,878	3.52%
4	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA	2,326,588	3.06%
5	LITTLE WING LP	1,674,282	2.20%
6	HSBC BANK AUSTRALIA LIMITED	1,666,667	2.19%
7	BTG INTERNATIONAL LTD	1,180,878	1.55%
8	SPECTRUM SAN DIEGO INC	1,145,504	1.50%
9	MR CHRISTOPHER COLIN FRYAR MR ADON JOHN NARDELLI C FRYAR & A NARDELLI SF AC	900,000	1.18%
10	MR KEVIN LEE RUSSETH	895,001	1.18%
11	KYLE PARADE PTY LTD THE PLAYER S/F A/C	714,206	0.94%
12	AUSTRALIAN GYPSUM INDUSTRIES PTY LTD	710,000	0.93%
13	MR CALVIN G HORI IRA A/C	702,763	0.92%
14	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECSA	664,628	0.87%
15	RDML HOLDINGS PTY LTD	532,491	0.70%
16	ANDOVER NOMINEES PTY LTD PHILLIP & STEPHENSON S/F A/C	509,199	0.67%
17	KEENFERN PTY LTD	439,100	0.58%
18	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	418,408	0.55%
19	QRSCIENCES HOLDINGS LTD EMPLOYEE INCENTIVE PLAN A/C	414,000	0.54%
20	ANZ NOMINEES LIMITED CASH INCOME A/C	409,170	0.54%
	Total	38,980,219	51.19%

2. 20 Largest Option Holders – 45 cent options

The 20 largest holders of the Company's 45 cent options hold 91.99% of the Company's quoted options.

As at 26 September 2007, the 20 largest holders of the Company's 45 cent options are:

	Shareholder	Number of 45 cent Options Held	Percentage Held in Issued Ordinary Capital
1	VISION OPPORTUNITY MASTER FUND LTD	15,154,200	63.32%
2	LITTLE WING LP	1,674,282	7.00%
3	HSBC BANK AUSTRALIA LIMITED	1,666,667	6.96%
4	MR PETER KIKIS DELAWARE CHARTER FBO S/F A/C	772,206	3.23%
5	MR PETER T KIKIS	583,010	2.44%
6	MR THOMAS KIKIS	583,010	2.44%
7	TRADEWINDS FUND LTD	278,234	1.16%
8	MRS JANE YUET KIU OR POON	200,810	0.84%
9	MR CALVIN G HORI IRA A/C	195,663	0.82%
10	MR KEVIN RUSSETH	166,667	0.70%
11	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	165,333	0.69%
12	MR JAN ULEHLA ULEHLA SUPER FUND A/C	100,000	0.42%
13	MR JAN ULEHLA	69,000	0.29%
14	MR JOHN EDWARD SHARP	67,200	0.28%
15	MR HENRY MICHAEL NOONAN NOONAN SUPER FUND A/C	66,046	0.28%
16	MRS CHERYL MARGUERITE LOVE	62,232	0.26%
17	MR HEATH BERNARD MCCARTNEY MCCARTNEY INVESTMENT A/C	60,540	0.25%
18	MR RICHARD JORDAN MS ROSLYN JOY HEMSLEY RJ & RH SUPER FUND ACCOUNT	60,000	0.25%
19	GIGGLESWICK PTY LIMITED	43,200	0.18%
20	TKR TRADING PTY LTD	42,420	0.18%
	Total	22,010,720	91.99%

3. The name of the Company Secretary is:

Mr Darren Michael Bromley

4. The address of the principal registered office in Australia is:

8-10 Hamilton Street
Cannington WA 6000.
Telephone +61 8 9358 5011

5. Registers of securities are held at the following address:

ComputerShare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth WA 6000

6. Stock Exchange Listing

Quotation has been granted for all fully paid ordinary shares and 45 cent options of the Company on all Member Exchanges of the Australian Stock Exchange.

7. Restricted Securities

There are no restricted securities subject to escrow.

8. Unquoted Securities

The following are unquoted securities in the Company.

		No. Holders
5,753,072	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 31/12/2007	7
2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008	5
50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010	5
1,020,368	$0.50 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012	5
3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014	2
3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014	2
*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014	2

* Not vested: the $0.237 options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

9. Admission Statement

The Company has used the cash and assets in a form readily convertible to cash, that it had available at the time of admission, in a way that is consistent with its business objectives.

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

3 October 2007

Spectrum Receives Breakthrough Sole Source Supply Order from US Government

Further to the announcement dated 20 August 2007, QRSciences (ASX:QRS) (QRSNY:PK) is pleased to advise that its 27.4%-owned associate, Spectrum San Diego, Inc. (Spectrum), has been awarded an Indefinite Delivery Indefinite Quantity (IDIQ) sole source contract by the US Transportation Security Administration (TSA) for its Cast*Scope* screening system.

The IDIQ contract has a total contract value of $42M (US$37.2M) upon exercise of all options, including maintenance, service and training support. Delivery orders will be executed over a period of two years with first delivery scheduled for the first quarter of calendar 2008. The service and maintenance component of the contract will extend over a five year period. The award of this contract follows the successful completion of operational pilots at the Reno, San José, Tampa and Nashville airports earlier this year.

Cast*Scope* is a portable device utilising Spectrum's low dose backscatter X-ray technology to screen casts, support braces, heavy bandages and prosthetic limbs, allowing quick and non-invasive identification of prohibited items or potential security threats.

"We are happy to be able to assist the TSA with its mission to safeguard civil aviation and make the screening process easier for physically challenged travellers," said Steve Smith, President of Spectrum. "The IDIQ contract offers the TSA the ability to deploy Cast*Scope* on a broad basis throughout the US for use as a convenient tool for screening travellers with casts, bandages and prosthetics."

"The significance of this contract cannot be underestimated and is a huge breakthrough for Spectrum, as it represents the first significant commercial sales of the Cast*Scope* product. Not only has Spectrum landed a marquee customer but we also believe this business will underwrite Spectrum's move into profitability in 2008," added QRSciences' Chief Executive Officer, Mr. Kevin Russeth. "We remain confident that this single order is the first step in Cast*Scope*'s penetration of a significant global addressable market that we estimate to be a multiple of this first order, which includes both aviation and non-aviation sectors, such as prisons, courthouses, border crossings in addition to military base security."

In addition, Spectrum has issued a Secured Convertible Note to QRSciences in the amount of US$100,000. The Note proceeds will be used by Spectrum to support its short term working capital requirements. The Note is due and payable on 28 February 2009 and carries a 9%

coupon. The Note and interest are convertible into Series A Preferred equity in Spectrum at any time. If at maturity QRSciences chooses to convert the Note into equity, its current 27.4% stake in Spectrum would increase to approximately 28.7%. The QRSciences Board is actively reviewing the Company's option to make a full acquisition of the remainder of Spectrum's outstanding stock. This option expires on 18 February 2009.

"We are very encouraged by Spectrum's progress with its proprietary products, Sentry*Scope*™ and Cast*Scope*, and also with the recent funding from the US Government to develop its Car*Scan* product. Spectrum remains a very logical investment for QRSciences given the complementary nature of our product and technology offerings, as well as the common key relationships held with US and other Government bodies and with target customers. The positive momentum that Spectrum is displaying makes its potential consolidation into our own business a very interesting proposition that would significantly enhance the profile of QRSciences and be very positive for the Company's outlook," concluded Mr. Russeth.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. Its wholly owned distribution business is based in Port Melbourne, Victoria.

The commercial focus of the company and its associates is the design, development and sale of advanced technology systems and sub-systems for security related applications including the detection of explosives, weapons and narcotics. Core technologies include quadrupole resonance, advanced metal detection and imaging, X-ray technology, and high resolution surveillance and monitoring systems.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 858 613 8755 in the US

END